

AIR LIQUIDE





Annual and Sustainable Development Report 200









Air Liquide's responsibility towards its shareholders, formalized in the Shareholders' Charter, is based on four commitments:

- Consideration and respect for all shareholders
- Shareholder remuneration and increased investment value over the long term
- Listening to and informing shareholders
- Providing services to Shareholders

Shareholder Services
75, quai d'Orsay
75321 Paris Cedex 07

N° Vert 0 800 16 61 79
or +33 1 57 05 02 26
from outside France

shareholders@airliquide.com
www.airliquide.com


AIR LIQUIDE

SHARES AND TAX

The following information is based on French legislation in effect as at the date of writing and applies to individual shareholders holding French or European shares.

TAX ON DIVIDENDS

Dividends paid to French taxpayers are included in their taxable income calculation and are the subject to social deductions.

For the first time in 2008, the shareholder/taxpayer can choose between a "one-off" withholding tax of 18% deducted at source for all dividend payments, or can continue to use the previous system (sliding scale) of including his/her dividends in his/her income tax calculations.

1. If the taxpayer chooses the sliding income tax scale for the year in which income was received, he or she has the right to two successive allowances:

- 1st allowance of 40%,
- 2nd allowance of €3,050 for a couple filing jointly and €1,525 for a single person.

On January 1, 2005, the "avoir fiscal" (special tax rebate system applied to dividends) was replaced by a tax credit equal to 50% of the amount of the dividends before the various allowances are applied and capped annually at €230 for a couple filing jointly and at €115 for all other cases (includes PEAs).

2. If the taxpayer chooses the withholding system (this requires an opt-in), he or she must duly inform all of the institutions holding his or her share accounts and those of the tax household to apply the new method.
Each institution thus informed will be required to deduct 18% of the gross dividend and transfer this sum to the French tax authorities. In the case of co-ownership of shares, a unanimous decision is obligatory and failing this, the standard system applies.
The 11% social deduction is withheld systematically regardless of the taxation method chosen by the shareholder.
For the first time in 2008, these contributions will no longer be invoiced by the administration the following year but will be withheld at source at the time of payment.

CAPITAL GAINS TAX

The net capital gain is the difference between the sale price of a share (excluding transaction fees and tax) and the purchase price (including purchase fees). If shares are sold against payment, and if the proceeds from the annual sales per taxable household exceeds the threshold, including brokerage fees, capital gains are subject to the following taxes from the first euro:

- capital gains tax,
- social deductions.

If the annual value exceeds the threshold, any capital losses can be charged against capital gains of the same type when sustained during the same year or during the next ten years.

KEY POINTS

	2007 revenues Tax payable in 2008	2008 revenues Tax payable in 2009
Threshold value	€20,000	€25,000
Capital gains tax rate once threshold is exceeded	27% (16 + 11) capital gains tax / social deduction	29% (18 + 11) capital gains tax / social deduction

With the exception of shares held in PEA accounts, from January 1, 2006, an incremental exemption program of capital gains tax is in place. An allowance of a third of the capital gain is made each year from the 6th year of holding (starting in 2012). In other words, shares held continuously for eight years are fully exempt from capital gains tax (from 2014 at the earliest).
Regardless of how long shares have been held, all capital gains remain subject to social deductions.

Tax and Stock Savings Plans (PEA)

Shares held in a Stock Savings Plan are not included when calculating the capital gains tax threshold.

FRACTIONAL RIGHTS IN THE CASE OF BONUS SHARES

In the case of bonus shares, the amounts made from the sale of fractional rights are included in the threshold for calculation of capital gains tax with a purchase price of zero.

FOR MORE INFORMATION

Shareholder Services can help you in your operations and give you personalized answers to your questions.

CONTACT US AT

N° Vert 0 800 16 61 79

or +33 1 57 05 02 26 from outside France

www.airliquide.com

shareholders@airliquide.com

or

come and see us!

YOU have questions,


Poursuivre sur le chemin de la croissance
ambitions
AIR LIQUIDE
AIR LIQUIDE

WE give you answers

DIVIDEND

The dividend is the part of the net earnings distributed to shareholders. The dividend is proposed at the Annual General Meeting of Shareholders, following adoption of the financial statements and approval of the earnings allocation proposed by the Board of Directors. Payment is made in euros directly to your account, with no special action required by shareholders.

KEY POINTS

- Dividend proposed at the Annual General Meeting of Shareholders: **€2.25** per share.
- Payment date: **May 19, 2008.**
- Shares bought up to and including May 13, 2008 will benefit from the dividend paid in 2008.
- **10% bonus dividend** for all shares held in registered form for a specified period.

Something new concerning your dividends

The financial markets have established a single market system which deals with all financial instruments listed on all the markets in Amsterdam, Brussels, Lisbon and Paris. This system harmonizes practices, particularly in terms of dividend payments. There are now two important dates concerning dividend distribution:

- Payment date

This is the date on which the dividend will be paid.

- Detachment date

This is the date on which the coupon can be detached, i.e., the date on which the share price is decreased by the amount of the dividend. It is also called "ex date". Shares bought on this date or later will not benefit from the dividend.

May 13 (D - 4)*	**May 14** (D - 3)*	**May 19** (D)*
Last day for purchasing shares that can benefit from the dividend in 2008	Coupon detachment date	Dividend payment date * Stock Exchange days

Tax news

For the first time, in 2008, French residents will receive dividends that have had a social security contribution deducted directly at source.

Furthermore, shareholders can specifically request that their paying establishment apply a withholding tax to their payment exonerating them from any subsequent tax declaration.

AIR LIQUIDE OPENS ITS DOORS TO YOU...



Air Liquide innovates by creating a new welcome area dedicated to its current and future shareholders.

Since the start of 2008, you've been able to take advantage of the brand-new welcome area, at the entrance of Air Liquide's corporate headquarters, right in the heart of Paris.
To offer you a warm welcome, the Shareholders' Reception Lounge was created in the spirit of elegance and comfort.

At the service of shareholders

Current and potential shareholders are welcomed, with or without an appointment.

The Shareholders' Reception Lounge is a venue for exchange and information, created so that we can be closer to our shareholders. We want to have more direct contact with you. So, in addition to the complete documentation offered, Air Liquide advisors are there to answer all your questions. Why should you invest in Air Liquide? What are the Group's activities and its stock market performances? How do you place a buy/sell order? How is a gift handled? How can you benefit from the loyalty bonus?

In addition, comfortably settled into an armchair, you can leaf through the financial and investment press or access extensive documentation on the Air Liquide Group. You have free access to Internet terminals, which means you can discover Air Liquide activities in images or manage your accounts online, while drinking a cup of coffee...

A lively venue

More than just a simple salon, the Shareholders' Reception Lounge is a lively venue where there are meetings and events on shareholding. The goal is to make more people familiar with the Air Liquide share so as to attract new shareholders and create even more loyalty with current shareholders.

We therefore invite all of you, whether you're currently a shareholder or just thinking about being one, to come and test this new experience...

Convivial and welcoming, the Reception Lounge is a perfect illustration of Air Liquide's closeness to its shareholders:

"You'll feel at home with us!"

THE SHAREHOLDERS' COMMUNICATION COMMITTEE

Because your opinion is important to us, Air Liquide took the initiative in 1987 to create the Shareholders' Communication Committee.

Its 12 volunteer members work with Benoît Potier, Chairman of the Board of Directors, to improve the quality of the relationship between Air Liquide and its individual shareholders, in areas relating to communication and shareholder information.

Each member has a role as a partner, contributing his or her own constructive thoughts to improve communication and to disseminate the messages that are of the greatest interest to our current and future shareholders. The Committee members are a representative sample of individual shareholders in all their diversity.

In 2007, the Committee held three plenary sessions with all members present chaired by Benoit Potier. In addition, the Committee members have agreed to work, throughout the year, in small groups with the Communication Department teams and Shareholder Services on specific subjects: written and Web communication tools and the expansion of individual shareholding.

Alain Duport
(Bordeaux – 33)

Noëlle Foucault
representative
for employee shareholders
(Gardanne – 13)

Jean-Georges Gerber
(Harskirchen – 67)

Jean-Marie Lafollie-Horat
(Brandon – 71)

Laurence Marlet
(La Jarrie – 17)

Dominique Mauclair
(Blois – 41)

Jean-Pierre Morin
(Aurillac – 15)

Jean-François Panel
(Le Havre – 76)

Odette Simoes
(Paris – 75)

Patrick Steidle
(Saint-Brice-Courcelles – 51)

Guy Tessereau
(Meylan – 38)

Pierre Troussel
(Vélizy – 78)



A visit to the new liquid air room at the Palais de la Découverte in Paris, at the start of 2008.





Plenary meeting on January 31, 2008, chaired by Benoît Potier, Chairman and CEO.

WE inform you,

YOU are listened to

In 2007, Air Liquide launched two general public advertising campaigns in the press and on the Internet.

IN JUNE, at the time of the stock split.



d'actions Air Liquide
n'ont plus d'excuses.
AIR LIQUIDE

IN NOVEMBER, on the theme "You have everything you need to become an Air Liquide shareholder". This campaign attracted considerable attention for its originality.



Vous avez tout pour devenir actionnaire d'Air Liquide
AIR LIQUIDE
Vous avez tout pour devenir actionnaire d'Air Liquide
AIR LIQUIDE

A MESSAGE FROM BENOÎT POTIER THAT WAS FREQUENTLY QUOTED IN THE PRESS.

"By investing in Air Liquide, it's possible to combine the share's performance and responsible investment."

These campaigns helped strengthen the Group's profile and put Air Liquide's contribution to environmental protection in the spotlight.

WE know each other,



YOU benefit

HOLDING REGISTERED SHARES

DIRECT REGISTERED SHAREHOLDING PRESENTS A LOT OF ADVANTAGES.
DON'T WAIT ANY LONGER TO REAP THE BENEFITS!

- A bonus dividend of 10% after two calendar years (1);
- Loyalty bonus of 10% on bonus shares after two calendar years (1);
- Personalized contact with Air Liquide through Shareholder Services;
- A simple procedure;
- Direct information;
- Easy access to the Shareholders' Meeting;
- The same fiscal treatment for bearer shares and registered shares;
- Possibility of keeping the advantages of the Stock Savings Plan (PEA) while registering your shares as intermediary registered shares.

(1) Shares registered by December 31 of any given year and held continuously in registered form for more than two calendar years.

WEB ZONE

Find all the information and forms you need for registering shares on **www.airliquide.com** in the Shareholders section.

AIR LIQUIDE AND THE STOCK EXCHANGE

IDENTIFICATION SHEET AS AT DECEMBER 31, 2007

Continuous trading on the Eurolist of the Euronext Paris Stock Exchange (compartment A)

ISIN value code		**ISIN FR0000120073**
Par value		**€5.50**
Number of shares		**238,844,710**
Share price		**€101.79**
Market capitalization		**24,312 million euros**
Member of the CAC 40 and Dow Jones Euro Stoxx 50		
Weighting	in CAC 40 index	**2.3%**
	in Dow Jones Euro Stoxx 50 index	**1.05%**

Eligible for the Deferred Settlement Service (SRD) and Stock Savings Plan (PEA)
Supports the Paris Stock Exchange market for tradable options (Monep)

Financial information codes

Euronext mnemonic	AI
Bloomberg	AIQUF
Reuters	AIRP.PA
Sedol	B1YXBJ7
WKN	850133

EVOLUTION OVER 1 YEAR

AL +13.2% CAC 40 +1.3%

EVOLUTION OVER 10 YEARS

AL +138.3% CAC 40 +87.2%



120
100
80
60
40
20
1998

SHARE PRICE ADJUSTMENT

On the day when bonus shares are allocated, the "value" of the Company is not modified, but the capital is divided into a larger number of shares.

In addition, to enable the evolution of stock market prices to be followed over time, the historical share prices are adjusted.

Likewise, when the stock split took place in June 2007, all the historical share prices were divided in two so that a comparison over time could be made.

Intermediary registered shareholders

The following codes are used by financial intermediaries to identify the shares (intermediary registered) that give you the right to a loyalty bonus. These codes may appear on your securities account statement.

- Code FR0000053951: shares registered before and during 2005 that will benefit from the loyalty bonus in 2008,
- Code FR0010399675: shares registered in 2006 that will benefit from the loyalty bonus in 2009,
- Code FR0010541383: shares registered in 2007 that will benefit from the loyalty bonus in 2010.

PRICES ADJUSTED OV

Highest price (€)
Lowest price (€)
Year-end price (€)
Market capitalization on December 31 (in millions of euros)
Average number of shares traded daily (000s)

* This data on 20 years may be con

WE progress,


170045,34

YOU reap the benefits

CREATING VALUE

STRONG DIVIDEND DISTRIBUTION

IN 2007

- For fiscal year 2007 **€2.25** per share proposed at the 2008 Annual General Meeting of Shareholders, that is **+12.5%** over one year
- **49.1%** of net earnings distributed

OVER 10 YEARS

- **+12.4%** average annual growth in dividend per share adjusted
- **45.2%** of consolidated net earnings distributed

"What does Air Liquide represent for *YOU*?"

A COMPANY THAT HAS CONSIDERATION AND RESPECT FOR ALL ITS SHAREHOLDERS

- Equality of all shareholders: 1 share = 1 vote (no double-voting rights)
- Respect of preferential subscription rights
- Restriction of resolutions proposed at Shareholders' Meetings to genuine corporate requirements
- Clear and effective communication between the Board of Directors and Management

A COMPANY THAT REMUNERATES AND INCREASES INVESTMENT VALUE OVER THE LONG TERM FOR ITS SHAREHOLDERS

- Steady long-term growth in earnings
- Strong dividend-payout policy: dividend and bonus shares
- Higher dividend payouts for loyal registered shareholders

A COMPANY THAT LISTENS TO AND INFORMS SHAREHOLDERS

- Shareholders' Communication Committee, frequent meetings with shareholders
- Regular publication of information about the Company
- Transparency and clarity of financial information published
- Consistent and uniform accounting methods
- Information sent to all shareholders before meetings

A COMPANY THAT PROVIDES SERVICES TO ITS SHAREHOLDERS

- Twenty-member Shareholder Services team dedicated to individual shareholder relations
- Personalized and low-cost management of directly registered share accounts

Shareholders are the focus of Air Liquide's strategy. Our objective is to increase the value of shareholder investment through strong, steady growth in earnings and dividends over the long term. Air Liquide's responsibility towards its shareholders, formalized in the Shareholders' Charter, is based on these four commitments.

With more than 40,000 employees in 72 countries, Air Liquide is the world leader in industrial and medical gases and related services. The Group offers innovative solutions based on constantly enhanced technologies and produces air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.

The Group contributes to the manufacturing of many everyday products: bubbles in sparkling beverages, protective atmospheres for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...

Air Liquide is committed to sustainable development and helps to protect life. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on trust and transparency and guided by the principles of corporate governance.

CONTENTS

Technology was one of the most important themes of 2007...

No question about it. In June 2007, I had the great pleasure of inaugurating our brand-new research center in the United States, the Delaware Research and Technology Center (DRTC). International teams will carry out cutting-edge research there in fields as varied and strategic for the Group as energy, food, gas separation via membrane, electronics and the environment. The Engineering and Construction division, which designs and builds gas production units for both the Group and third-party customers, performed very well in 2007, with third-party sales 27.3% higher than in 2006, based on comparable data.
The integration of Lurgi midway through the year has reinforced our engineering activities significantly, and represents a decisive step in technological development for the Group.

Can you tell us more about this acquisition?

The starting point of our analysis was straightforward: to adapt to the constantly accelerating changes in the markets and in our customers' needs, the Group itself had to increase and strengthen its technological offering. We seized the opportunity presented by Lurgi being put on the market, making a strategic acquisition in key areas for the future.
Lurgi is a German engineering company with a long and wonderful history and with which we had previously had a lot of contact. It stands out in many technological fields in which it is among the world's leaders: refining, its original core business, but also biofuels (biodiesel and bioethanol), hydrogen, synthesis gases and methanol. These are extremely promising markets in a world where energy and environmental issues take on greater importance with each passing day. Lurgi's expertise, like its international presence, seemed to us to be totally complementary to that of the Group.
Lastly, I would like to stress that Lurgi's integration doesn't only mean acquiring an exceptional technological portfolio. We are also doubling our engineering capacity through the talent of nearly 1,300 men and women who have joined the Group as a result. Our engineering division is now better equipped than ever to push the envelope of innovation!

What are the Group's main strategic lines for 2008 and the years ahead?

2008 began with an important event: the launch of the ALMA program. Our ambition is clear: to be the recognized leader of our industry by 2012, thanks to a strategy that should enable us to speed up our growth and increase our competitiveness. That strategy is based on four major themes: build leadership positions, drive innovation, deliver efficiency, and develop our talents. Our annual growth objective for revenue is between 8% and 10%, with an after-tax return on capital employed of between 11% and 12%. This should enable the Group to double in size over the next seven or eight years.

How will this strategy be implemented?

Concretely speaking, within the ALMA framework we're rolling out a series of key projects that aim to improve our performances and transform our practices and businesses. These key projects, which extend across all of the Group's business lines and geographic zones, have precise goals: cost savings of 600 million euros over the next three years, but also doubling our investments to 10 billion euros between 2007 and 2011 and, lastly, preparing ourselves to bring around 25,000 new employees on board in the coming years.
The year 2008 is therefore developing into a pivotal one for the Group, marking the start of a new era that we are approaching with determination and confidence.
Our objectives are ambitious, but I know that with the confidence our shareholders have shown in us, our teams are ready to meet the challenge!

+7.8%



10,435
10,949
11,801
2005
2006
2007

REVENUE
IN MILLIONS OF EUROS

+12.1%



933
1,002
1,123
2005
2006
2007

NET PROFIT (Group share)
IN MILLIONS OF EUROS

+12.5%



3.93
4.17
4.69
2005
2006
2007

BASIC EARNINGS[1]
PER SHARE ADJUSTED
IN EUROS

+12.5%



1.75
2.00
2.25
2005
2006
2007[2]

DIVIDEND PER SHARE
ADJUSTED[1]
IN EUROS



11.7
11.9
12.3
2005
2006
2007

RETURN ON CAPITAL EMPLOYED
AFTER TAX (ROCE)
IN %

[1] Adjusted to account for bonus share issues and 2007 share division.
[2] For approval at the Annual General Meeting of Shareholders on May 7, 2008






AIR LIQUIDE
LENOX
AIR LIQUIDE
A broader perspective
in anaesthesia !
AIR LIQUIDE

4th QUARTER

- Air Liquide becomes a major player in the UK homecare market with the acquisition of the respiratory homecare business of Allied Healthcare.
- Major expansion of hydrogen activities in Texas.
- Japan Air Gases invests in a third Electronic Materials Center.
- Air Liquide celebrates 100 years in Japan.
- Challenge Bibendum technological partner in Shanghai: setting up two service stations that provide vehicles with hydrogen.
- Investments in new Air Separation Units in France, Belgium and Germany and signature of a contract with ArcelorMittal, the world's leading steel company.
- Air Liquide purchases US company Scott Specialty Gases.

As at December 31, 2007, the Board of Directors is comprised of eleven members appointed at the Annual General Meeting of Shareholders, including four foreign members (German, English, Dutch).

MEMBERS of the Board of Directors are chosen for their skills, their integrity, their independence of mind and their determination to take into account the interests of all shareholders.

THE COMPOSITION of the Board of Directors shall reflect diversity and complementarity of experience, nationalities and cultures, including a significant number of executive managers or former executive managers; the Board of Directors shall look for persons possessing skills in the following areas: marketing, services, industry, finance, health, research and technology.

In 2007, the Board of Directors met 5 times with an effective attendance rate, or attendance rate by telephone, of 94.5%.

As at December 31, 2007,
8 OF THE BOARD'S 11 MEMBERS ARE INDEPENDENT.













7 Gérard de La Martinière
Director
Expiration of term: 2011

8 Cornelis van Lede
Director
Expiration of term: 2011

9 Béatrice Majnoni d'Intignano
Director
Expiration of term: 2010

10 Thierry Peugeot
Director
Expiration of term: 2009

11 Paul Skinner
Director
Expiration of term: 2010

(1) Renewal of mandate not sought.
(2) Renewal of mandate to be proposed at the Annual General Meeting of Shareholders on May 7, 2008.

BOARD COMMITTEES

The Audit and Accounts Committee

The purpose of this Committee is to prepare the decisions to be taken by the Board of Directors by examining the following issues and reporting on them to the Board:

By receiving reports:

jointly and separately, in order to compare and combine different points of view, from:
- the Finance, Administration and Legal Departments;
- the Internal Audit Management;
- the external auditors.

Concerning the following points:
- existing organization and procedures in the Group;
- their actual functioning;
- how the financial statements and the accounts are drawn up.

In order to reach

by comparing and combining the points of view collected and using their business judgment based on professional experience, a reasonable judgment concerning:

1. accounts and accounting principles used (their conformity in relation to the reference standards, a fair and complete reflection of the Group's situation, transparency, readability, consistency over time).

2. existence and functioning of control organizations and control procedures adapted to the Group, making it reasonably possible to identify and manage the risks incurred and to report on them.

3. organization of the internal audit function, the plans for assignments and actions in the internal audit field, the findings of these assignments and actions and the recommendations and ensuing measures taken.

4. choice and renewal of the external auditors, review of the tendering process, opinion on the selection of external auditors and the rotation of audit partners, review of proposed fees, information on the overall fees paid indicating the amount of fees paid for non-audit services.

The Appointments Committee

Pursuant to the internal regulations, the purpose of the Appointments Committee is to:

1. Concerning the Board of Directors

- make proposals to the Board of Directors for renewal and appointment of directors. The Committee looks for new members on the basis of its evaluation of the needs and developments expressed by the Board of Directors;
- make proposals to the Board of Directors for the creation and composition of Board committees;
- periodically evaluate the structure, size and composition of the Board of Directors and submit to it recommendations regarding any potential change;
- the Committee periodically reviews the criteria applied by the Board to classify a director as independent; once a year, it examines, on a case-by-case basis, the situation of each director or each candidate for the duties of directors in light of the criteria applied and makes proposals to the Board of Directors.

2. Concerning the Chairman and Chief Executive Officer or the Chief Executive Officer, as the case may be

- examine, as necessary and, in particular at the time of expiration of the term of office concerned, the renewal of the term of office of the Chairman and Chief Executive Officer, or the terms of office of both the Chairman and of the Chief Executive Officer. It also examines, if necessary, the question of whether or not it is appropriate to continue to combine these duties (or to separate them);
- examine the changes in these duties and provide for solutions for their renewal, where applicable;
- examine periodically developments with regard to the Senior Executive Vice-Presidents, hear the Chairman and Chief Executive Officer (or the Chief Executive Officer) on the needs and the potential proposals for their replacement;
- more generally, ensure that it is kept informed by the Chairman and Chief Executive Officer (or the Chief Executive Officer) of planned changes in Executive Management resources (and, in particular, the Executive Committee).

The Remuneration Committee

Pursuant to the internal regulations, the purpose of the Remuneration Committee is to:

- examine the performance and all the components of remuneration including stock options or other forms of deferred remuneration, pension plans and, in general, the conditions of employment of the Chairman and Chief Executive Officer or both the Chairman and the Chief Executive Officer as well as the Senior Executive Vice-Presidents and make the corresponding recommendations to the Board of Directors;
- propose, where applicable, the remuneration of the Vice-Chairman or Vice-Chairmen;
- examine the remuneration and retirement policy applied to Executive Management (Executive Committee);
- examine the proposals by Executive Management concerning the granting of stock options and other incentive systems related to the share price to other Group employees and propose their granting to the Board of Directors;
- examine and propose to the Board of Directors the allocation of directors' fees among Board members.


3


4


5


8


9


10

[6] **François Darchis**
Senior Vice-President
Industrial Merchant WBL,
Engineering and Construction,
R&D, Technologies
Born in 1956 – French

[7] **Guy Salzgeber**
Vice-President
European Operations
Born in 1958 – French

[8] **Ron LaBarre**
Vice-President World Markets
and International Customers
Born in 1950 – American

[9] **John Glen**
Vice-President
Finance and Administration
Born in 1959 – Scottish

[10] **Augustin de Roubin**
Vice-President
Human Resources
Born in 1953 – French



Jean-Louis Étienne and Christian Haas on a ridge in the Arctic Circle.

Sustainable development...
For Air Liquide, this concept above all means over 100 years of existence in the same business, with the same name, constant growth, regular benefits, long-lasting relations with its major customers, employees with long-standing seniority and individual shareholder loyalty.

In 2002, Air Liquide formalized this "natural" approach and structured it into four pillars that reflect its values:

CREATING VALUE FOR SHAREHOLDERS by developing the company's business performance over the long term and with transparency.

DEVELOPING THE POTENTIAL OF MEN AND WOMEN OF THE COMPANY in their commitment to common objectives.

PRESERVING LIFE AND THE ENVIRONMENT in the Group's operations and at its customers' sites.

INNOVATING FOR TOMORROW to guarantee the growth of the company and its customers.

The creation in 2003 of the position of Sustainable Development Director contributed to reinforcing this approach. Indicators were defined to measure the Group's performance in these four dimensions. Today, around 100 indicators provide information on a global scope and seven, considered to be essential, are accompanied by precise targets. Air Liquide's auditors, who visit about a dozen sites each year, examine the reports on these data. In early 2007, the Group engaged a specialized external consultancy to conduct a detailed evaluation of its sustainable development approach, and to establish a "Sustainable Development" action plan.
In France, the Group also participated in the "Grenelle de l'environnement", a wide-ranging national dialogue on environmental questions. In more general terms, Air Liquide contributes to several working groups on environmental and societal issues. It is a member of ORSE (Observatoire sur la Responsabilité Sociétale des Entreprises) and EPE (Entreprises Pour l'Environnement).



A meeting of the Shareholders' Communication Committee

A CLOSE RELATIONSHIP

Air Liquide does everything possible to make life simpler for its shareholders, working continuously to provide them with more services and information about its development and strategy: Annual Report, Shareholders' Guide – annual report summary, regular financial information, financial advice, letters to shareholders, and so on. This is because maintaining transparency for its shareholders is more than ever a priority for Air Liquide. In addition, over 20 team members in Air Liquide's Shareholder Services are available to listen to and serve shareholders in daily operations, as well as to answer questions concerning the transfer of their shares. To further strengthen this contact, in 2008 Air Liquide inaugurated a brand-new Shareholders' Reception Lounge. This forum for exchange, welcoming current and future shareholders and designed in a spirit of warmth and conviviality, is located at the Group's headquarters in Paris.

The Group also regularly participates in various events where it can meet with its shareholders. Air Liquide participates in the Actionaria shareholder fair in Paris, which provides an opportunity to present its businesses in an entertaining and interesting way and personally meet and inform visitors.

In the regions outside Paris, information meetings are organized in collaboration with partners such as the Fédération Française des Clubs d'Investissement (French investment clubs) and investment magazines. The Annual General Meeting of Shareholders remains the key event of the year, providing a unique opportunity to take part in the Group's decisions and to fully play a role as a shareholder. Benoît Potier, President and Chief Executive Officer of the Group, extends the impact of this event by meeting with shareholders in the regions.

2008 - THE ESSENTIAL

- Dividend*: 2.25 euros per share (+12.5% over last year)
- Allocation of bonus shares*: one bonus share for every 10 shares owned

* To be proposed at the Annual General Meeting of Shareholders on May 7, 2008

- Annual General Meeting of Shareholders: May 7
- Benoît Potier meets shareholders
  - May 20: in Marseille
  - May 22: in Lille
  - May 29: in Bordeaux

Share ownership as at December 31, 2007

37%
of the capital held by individual shareholders

380,000
individual shareholders

including **140,000**
registered shareholders

32%
of the capital held by foreign institutional investors

30%
of the capital held by French institutional investors



Air Liquide employees.

FAVORING THE DEVELOPMENT OF EACH INDIVIDUAL

Air Liquide places great importance on its employees' professional and personal development. An annual performance review meeting allows each employee and his/her manager to evaluate his/her situation using a method standardized worldwide and based on common criteria. Over the past four years, the percentage of employees taking part in these performance reviews has increased from 60% to 71%.

Whatever the job, each employee benefits from a career development plan focused on improving performance and maintaining his/her motivation. This plan is founded on the individual's abilities and his/her desire for change and is discussed in depth at a career development meeting, held on average every three years. Air Liquide encourages its employees' development through knowledge-sharing, especially through teamwork and networking, participation in transversal projects, geographic and professional mobility and increased responsibilities.

RECOGNITION OF TECHNICAL EXPERTISE

To permit its technical experts, who are a critical asset for the Group, to obtain real professional success within their chosen specialist area, Air Liquide has set up a formalized recognition system for its researchers, engineers and technicians. It consists of a "Technical Career Ladder", whose salary levels match those of management positions.

A COMPENSATION POLICY THAT REWARDS PERFORMANCE

In order to reward its employees for their contributions, Air Liquide has established a compensation policy which, in addition to paying the base salary, increasingly provides profit-sharing incentives. In 2007, 49% of employees received a variable portion of their compensation based on their performance, that of their team, and the results of their entity or the Group. In addition, approximately 50% of the Group's employees are Air Liquide shareholders, accounting for 1.1% of the company's capital. Increases in capital are regularly reserved for employees.

INTEGRATING PEOPLE WITH HANDICAPS

For Air Liquide, diversity and equality of opportunity also means better integration of people with handicaps within its teams. The agreement the company reached in November 2006 with social partners in France reflects this spirit. In particular, it seeks to favor the employment of people with handicaps, with the goal of integrating 25 such employees on permanent contracts by the end of 2009.

Other actions are planned, in particular to receive people with handicaps on internships or on-the-job training courses (20 people), maintaining employment, increased cooperation with aid-through-work centers and awareness-raising operations. This approach is coordinated at a national level by the Handicap Air Liquide program.

Find the complete list of indicators in the Sustainable Development chapter of the Reference Document.


350bar
AIR LIQUIDE
CHALLENGE
BIBENDUM

Filling a car with hydrogen during the Challenge Bibendum 2007.

out without nitrogen being present, reducing discharges of nitrous oxide, responsible notably for acid rain. Furthermore, oxygen makes the combustion more efficient, diminishing energy consumption and thereby decreasing CO_2 emissions into the atmosphere.

In the paper industry, the use of oxygen instead of chlorine helps to preserve water quality. Using oxygen makes it possible to increase the capacity of wastewater treatment plants.

Hydrogen preserving the environment today and tomorrow

Refineries throughout the world use hydrogen to remove sulfur from fuel.

This solution prevented the release of 780,000 tonnes of sulfur dioxide into the atmosphere in 2007, equivalent to almost twice the annual emissions of sulfur dioxide in France.

Another of hydrogen's applications is its utilization as a fuel, paired with the fuel cell, to power vehicles. On the horizon: a reduction of 20 to 30% in CO_2 emissions compared to diesel, over the fuel's entire cycle, from production to use.

The Group is investing in hydrogen energy through its subsidiary AXANE. For example, it supplies part of the fuel cells of "clean" vehicles tested as part of the European project, Hychain. Air Liquide has also developed a number of hydrogen storage technologies for this project.

Reduction of CO_2 emissions: R&D exploring multiple options

Air Liquide is involved – whether alone, in partnership with other manufacturers, or in the framework of research programs – in many pilot programs and experiments.

At Lacq (southern France), Air Liquide is participating in an industrial pilot project using oxycombustion technology in existing 30 MW boilers for which Air Liquide has developed special burners. The exhaust fumes collected in this way have a higher concentration of CO_2, which can then be captured more easily and economically. The Lacq project seeks to demonstrate the feasibility of storing CO_2 in former natural underground gas deposits over the long-term, instead of releasing it into the atmosphere.

Lurgi, the engineering company which joined the Group in 2007, is working on developing so-called "second-generation" biofuels. These biofuels are produced using the inedible part of plants, leaving the edible part for use as a food source. The objective is to obtain a yield of 4,000 liters of biofuel per hectare (compared to 1,200 today), dividing CO_2 emissions by 10.

Find the complete list of indicators in the Sustainable Development chapter of the Reference Document.

PATENTS

NUMBER OF PATENT APPLICATIONS FILED IN THE GROUP'S FOUR MAIN GEOGRAPHIC ZONES (EUROPE, THE UNITED STATES, JAPAN AND CHINA).


152
105
109
103
108
2003
2004
2005
2006
2007



The polar ice cap at 90° north in Canada.

A CITIZEN OF THE WORLD

VERY CONCERNED ABOUT THE WORLD AROUND IT, AIR LIQUIDE IS DEVELOPING PHILANTHROPIC ACTIONS SOME OF WHICH WILL SOON BE UNDER THE AEGIS OF A FOUNDATION. WHEREVER IT IS PRESENT, THE GROUP ALSO ENCOURAGES ITS TEAMS' INITIATIVES AS THEY WORK TO ACHIEVE INTEGRATION IN LOCAL COMMUNITIES.

PATRONAGE

Air Liquide has a long history of corporate patronage, particularly in the fields of health, environment and medical emergency. In healthcare, its actions range from supporting medical research teams specializing in respiratory diseases to financing a hospital-train which crisscrosses South Africa. In terms of the environment, for many years the Group has contributed to the scientific expeditions of Jean-Louis Étienne, the French physician and explorer.

GETTING INVOLVED LOCALLY: THE EXAMPLE OF AFRICA

Africa is one of the many regions in the world where Air Liquide shows the variety and vitality of its regional involvement. Since 2004, the Group's subsidiaries in several countries (Cameroon, Congo, Gabon, Ghana) have taken part in the Sida-Entreprises association, created by about 20 French companies located on the continent. The goal of this initiative is to make employees aware of the fight against AIDS. The Group's involvement takes the form of training health personnel, running prevention and anonymous screening operations, and providing easier access to treatments.

The Group has also invested in developing professional training by supporting the ICAM (Institute of Arts and Professions in the Congo and Cameroon). In this way, Air Liquide's African subsidiaries help over 150 local technicians and engineers (25% of whom are women) to take advantage of quality training in Africa rather than in Europe or the United States, where African students are often obliged to go to receive such training.

On a different note, Air Liquide Egypt has been involved, since 2005, in archeological excavations in Ayn Soukhna, on the Red Sea. This archeological dig, run by the IFAO (French Institute of Oriental Archeology), presents a two-fold interest for Air Liquide. On one hand, the Group is keen to support a local initiative, especially as the excavations are near one of its air separation units. On the other, the site has brought to light combustion techniques used by the ancient Egyptians, which echo some elements of the Group's most recent advances in know-how. The Ayn Soukhna oven, returned to a working state by the IFAO archeologists, was directly supplied with oxygen using a system of stacked stones that allowed the wind to keep combustion going!

THE EARTH IS WARMING, THE ICE PACK IS MELTING...

Measuring the thickness of the ice pack that covers the Arctic Ocean to track climate changes with precision: this is the objective of Jean-Louis Étienne's Total Pole Airship expedition. The explorer planned to carry out these measurements in April-May 2008 aboard an airship filled with helium, beneath which a recorder would be attached.

A long-standing partner of Jean-Louis Étienne's expeditions (Ice Pack Mission in 2002, Clipperton in 2004), Air Liquide is once again working with him in this new scientific adventure.

For the first tests conducted in April 2007, Aqua Lung, a Group subsidiary, provided researchers with diving equipment adapted to water at -1.8°C and Air Liquide's Healthcare World Business Line supplied medical oxygen to treat any possible decompression incidents. In September, Air Liquide filled the airship with about 5,000 m³ of gaseous helium. Unfortunately, in January 2008, an unforeseen gust of wind, measured at 170 km/h, destroyed the airship and postponed the expedition.

However, the setback is only temporary. The tenacity of the French explorer should allow him to start off again in 2009, delaying his expedition by only a year. Air Liquide will continue, of course, to provide its support to this undertaking.

"Being the number one in our sector, the recognized leader, means opening new markets, attracting fresh talent, developing our activities by bringing new solutions to our customers, and acting in a socially responsible manner.

It also means being capable of maintaining strong operational and financial performances over the long term.

Finally, it means having a vision for the company's future, for the men and women who work here, and for our customers and shareholders who place their trust in us.

To achieve these ambitions, Air Liquide worked throughout 2007 to develop the ALMA program, which it launched in February 2008.

ALMA is the embodiment of our Group's ambitions. It is a program to accelerate and optimize performance. The central themes are competitiveness and growth. For this reason, ALMA reinforces the main strategic orientations announced in 2007, gathering under the same umbrella projects which will directly improve our performance and transform our collective and individual practices."

Benoît Potier
Chairman and CEO

DELIVER EFFICIENCY



DEVELOP OUR TALENTS







NEW MARKETS, NEW OPPORTUNITIES

Combining care and comfort

The Group is developing its offering for respiratory ailments, for example by strengthening its teams, creating new services, taking charge of administrative aspects, developing remote medicine capabilities, and training patients and their friends and families. Air Liquide is also adapting its solutions to another significant trend, the aging of populations, by developing its homecare activity. This treatment method offers a better quality of life for patients and is more cost-effective for the community than hospitalization.

Air Liquide is also making acquisitions to consolidate its leading position in Healthcare. 2007 was an exceptional year in this regard, as the Group's activity in Europe expanded significantly. In the United Kingdom, Air Liquide's successful integration of Linde Gas UK and Allied Healthcare saw it move into second position in the market. In Germany, Europe's largest homecare market, the Group has attained leadership following the acquisition of nine companies over the last two years. Air Liquide also made its first breakthrough in China in 2007, buying Celki International, a company that is present in the south of the country and in Hong Kong. This is a highly strategic entry point on a market with considerable potential.

CHRONIC RESPIRATORY AILMENTS

There is an upward trend in the number of chronic respiratory ailments recorded worldwide. These ailments now affect more than 5% of the population in developed countries. According to the World Health Organization, chronic obstructive lung disease will be the third cause of death in the world by 2020. Contributing factors include air pollution, of course, but also demographic change, as these ailments appear more frequently with age.

Meeting new requirements

Elsewhere in South-East Asia, other parts of the Group are also taking advantage of radically changing lifestyles. Electronics is a good example. With every day that passes, the world is becoming more technological and more communicative, in both mature and developing economies.

Air Liquide supplies its customers in the electronics sector with ultra-pure gases, specialty gases, new molecules, equipment and services. The Group, recognizing this upward trend, decided to locate the headquarters of its Electronics World Business Line to Tokyo in 2004.

The Electronics World Business Line recorded a number of successes in 2007. In March, Air Liquide became a stakeholder in the nascent semiconductor industry in India when it signed an historic contract with HSMC (Hindustan Semiconductor Manufacturing Co.) that will see the Group supply the country's very first "fab" with gases, distribution systems for gases and chemical products, and related services. This contract gives Air Liquide a real advantage in a market that is expected to grow rapidly. Air Liquide was also active in other Asian countries during 2007, consolidating its positions in China, Vietnam, the Philippines, Singapore and Japan (in 2007, Air Liquide finalized a 100% buyout of Japan Air Gases).

DEVELOPMENT IN ASIA

Asia is the undisputed center of this technological revolution: in the future, 80% of semiconductor fabrication plants ("fabs") and 100% of flat panel display manufacturing will be located in Asia.

Beijing-Tianjin

Shandong

Shanghai region

Hong Kong

Look West

Air Liquide's development strategy is based not only on winning market share, but also on winning territory, especially in western China. The 15-year contract signed by Air Liquide with SMIC (Semiconductor Manufacturing International Corporation), the largest state-of-the-art electronics foundry in China, is the Group's first "inland" success. Air Liquide will supply large volumes of ultra-pure carrier gases to its new "fab", which is located in the Wuhan East Lake high-tech development zone.

1916 arrival in China

1,800 employees

300 million euros invested in 2007

A major challenge:
Training local teams

To back up these investments, local teams are being strengthened. The Group places great emphasis on training and Group experts help to share experience and Air Liquide methods with locally recruited employees. At present, the management of human resources and team motivation are two of the greatest challenges faced by the Group in China.





INNOVATING FOR MANKIND

Every day, Air Liquide is innovating to improve people's quality of life. These innovations take many forms: solutions for managing illnesses and respiratory diseases resulting from an extended life span, and technologies that respond to our rapidly changing life-style.

These alternative energies clearly respond to environmental concerns as well as reflecting the growing awareness of the effects of harmful emissions on our health.

Gases for a healthier life

Another major research focus is therapeutic gases. A few years ago, Air Liquide launched a research program on this subject. The Group now brings together researchers from a range of disciplines who explore new lines of research to provide real benefits to patients in hospitals as well as at home.

In the field of anesthesia, some of the high points of 2007 were the market authorization in Europe for LENOXe™ and the development, in partnership with the medical equipment subsidiary Taema, of a new anesthesia workstation, FELIX DUAL, which can administer nitrous oxide as well as LENOXe™.

Gases for a communicating world

The modern world has introduced an array of changes to our life-style. In industrialized countries, computers, mobile phones and flat screens are now everywhere. Information technologies, which have become indispensable, have greatly modified our work habits and the way we relate to other people.

The main effect of these changes is an accelerated pace of life. This brings an ever greater demand for increasingly powerful high-performance microprocessors.

FELIX DUAL

This anesthesia workstation is the only device in the world to ensure the procedure of xenon anesthesia is stable, repeatable, affordable, simple and safe. The device is suitable both for everyday general use and for medical research purposes. Following the successful performance of fifty or so xenon anesthesia procedures in Germany and France, medical practitioners have expressed a high level of satisfaction. The device will be launched on other European markets by 2009.

LENOXe™

In addition to being an effective general anesthetic, LENOXe™ is the inhaled anesthetic with the lowest solubility, which speeds up the patient's post-operative recovery. LENOXe™ is not metabolized by the human body, which improves organ preservation. Moreover, one of the key advantages of LENOXe™ is that it maintains cardiovascular activity during anesthesia through its ability to keep blood pressure relatively stable and its minimal hemodynamic effects.



Research center in the United States (DRTC).

A NEW RESEARCH CENTER IN THE UNITED STATES

On June 4, 2007, Air Liquide inaugurated its new research center in Newark, Delaware: the DRTC (Delaware Research & Technology Center). Constructed on a 22-hectare site, the building was designed to open out onto the surrounding countryside.

Cutting-edge research carried out at the DRTC will focus on various fields (food and agriculture, energy, electronics, membranes for gas separation, the environment, and so on) and should further strengthen the Group's technological leadership.

In the long term, more than 150 researchers will work in synergy at the DRTC, in a distinctly international context: there are already 16 nationalities among the team members!

INNOVATING FOR OUR CUSTOMERS

At Air Liquide, one of the main aims of innovation is to ensure the Group maintains a high level of competitiveness. This means ever more efficient, reliable gas production units that can be built quickly and that are capable of supplying gas molecules at the best price. It also encompasses optimized distribution channels, and efficiency and speed in the rollout of solutions the Group offers to its customers around the world.

A new generation of production units

Faced with the considerable acceleration in demand for industrial gases and the tighter delivery schedules required by customers, particularly in emerging economies, Air Liquide Engineering is standardizing its air gas production units. The principle: designing medium-sized, compact basic modules that are easy to ship anywhere in the world and that can be assembled in the quantity needed to reach the desired production capacity. This standardization approach has two advantages: it considerably reduces unit delivery times and makes the prices more competitive. The engineering center in Hangzhou, China, is at the cutting edge in this area.

Process control, an optimization tool

How can the cost of supplying a gas molecule be reduced to a minimum? Twenty Air Liquide researchers specialized in intelligent process control are dedicated to finding the answer to this question.

Experts in automatic control engineering, information processing and optimization, they design artificial intelligence systems that enable a production unit to be run under optimal cost conditions. These systems use sensors that collect key data (temperature, pressure, output, etc.) and mathematical algorithms that use this data. This type of system was installed in 2007 in hydrogen production units, which are large consumers of natural gas. The result was improved control of parameters, such as the temperature during a specific phase of the process and the oxygen content in the fumes. This made it possible to reduce natural gas consumption by approximately 1%.

Intelligent process control can be used to optimize the operation of a group of production units. Optimization can also concern logistical aspects, for example, organizing the customers' supply schedule for liquid gases using remote monitoring of the quantity left in their tanks.

BENELUX

The Benelux hydrogen network (eight production sites, 900 km of pipelines) has benefited from this type of control since early 2007. It automatically finds the best fit between the customers' variable needs: the price of energy or raw materials and production capacities.

Spotlight on the fuel cell

A fuel cell is made up of basic cells. The number of basic cells determines the fuel cell's power.
Each basic cell contains a membrane coated with a catalyst that only allows H+ protons to pass through it.
This membrane is held in place between two bipolar conducting plates.


Heat
Heat
2
1
Hydrogen H_2
Oxygen O_2
3
Water H_2O

1
The hydrogen molecule makes contact with the catalyst.
The catalyst separates each molecule into 2 protons and 2 electrons.

2
The protons can now pass through the membrane.
They enter the cell's other pole. The electrons can't pass through this barrier, so they are forced to take an external route via the conducting plates, thereby creating an electrical circuit.

3
On the other side of the membrane, when the protons and electrons make contact with the catalyst, they react with the oxygen in the air to form H_2O molecules.
The only by-product of the fuel cell is pure water.

H, the simplest atom in the world

The H_2 molecule is made up of two atoms.

Each atom contains a positive particle, an H+ proton, around which an electron gravitates.





Standardization of production units

Thanks to the efforts of Air Liquide Engineering & Construction, the standardization of the Group's production units will enable per unit costs to be reduced. Several standard "sizes" of ASU (air separation unit) have been developed, with maximum production capacities that range from 100 to 1,100 tonnes of gas per day.

Increasing the efficiency of capital

One of the objectives in this area is to reduce the cost of new assets and rationalize investments. Air Liquide has identified a number of ways to achieve this. First, the costs of new production units and new tools can be reduced via economies of scale.

The standardization of these solutions should also reduce 'time-to-market'. By developing off-the-shelf production units which are easily fabricated in series and are transportable, Air Liquide is aiming to significantly shorten installation times, a factor which is particularly appreciated by customers.

Reducing the cost of new assets must also be achieved by taking advantage of the Group's strong international presence. In this regard, Air Liquide will look to develop its business in regions where economic and logistical conditions are particularly favorable.

Finally, Air Liquide is seeking to increase the efficiency of existing assets by optimizing the way they are managed.

The first objective is to make sure that none of the Group's assets rest idle. Trucks, bulk storage tanks, or cylinders that are unused in one country could very well be used immediately in another, where there is a corresponding need: optimal efficiency can be achieved by better asset deployment worldwide.

Air Liquide is also seeking to optimize the extent to which assets are adapted to customers' needs. By taking account of a customer's daily consumption and the cost of delivering the required gas, the Group can supply the type of bulk storage tank best adapted to the customer's activity.

Doubling capacity

In 2007, the engineering center in Hangzhou (China), where the standardized production unit was designed, doubled its personnel, surface area and output capacity. This means that Air Liquide will be able to take full advantage of the opportunities presented by this region's extraordinary growth and dynamism.

SERVITRAX: AN INNOVATIVE TRACKING SYSTEM FOR BARCODED CYLINDERS

Filling
Key data are recorded (product code, batch number, etc.).

Preparation for delivery
When the shipment is ready for dispatch, all of the information concerning the delivery route and cylinders to be delivered is recorded in the driver's PDA (personal data assistant).

Delivery
When the cylinders arrive at the customer's premises, the driver reads the bar codes on all of the cylinders delivered, as well as on those picked up. An itemized list is printed out and signed by the customer.

1 2 3

AIR LIQUIDE



5 4

Sorting
Empty cylinders are sorted and carefully inspected before being refilled.

Inspection of returned cylinders on the truck
Returned cylinders are checked as soon as they arrive at the Air Liquide site.




株式会社イワサワ
運輸事業部
化学工業品
限定
AIR LIQUIDE

STRENGTHENING TEAMS IN EMERGING COUNTRIES

In emerging countries where the Group has double-digit growth, the need for skilled employees applies across all professions and positions, from business developers and process engineers to operators and safety specialists. In China, the Group's rapid growth has been matched by an unprecedented wave of recruitment: 650 people were hired in 2007. In one year, Air Liquide's permanent workforce in this country increased by 42% to reach nearly 1,800 people. Recruitments will continue at the same pace for the next two or three years.

HANGZHOU: INVOLVING EMPLOYEES IN THE RECRUITMENT PROCESS

The capacity of the Hangzhou (China) engineering site doubled between 2006 and 2007. Nearly 200 people were hired as a result of this expansion, increasing the permanent workforce by 45%. This strong upward trend is continuing and the human resources team is expanding its recruitment initiatives accordingly.

One of the tactics being used is co-optation: employees are invited to recommend people from their personal network. This approach attracts competent people with suitable profiles to the Group and helps to fill positions, especially in technical fields, in businesses that suffer from a significant shortage of human resources. These applicants must, of course, follow all the different stages of the recruitment process. When candidates are finally hired, they tend to settle in more quickly as they already know one or more employees. In 2007, about 20 people joined Hangzhou through this route.

Art Dubose, VP Human Resources, Air Liquide USA LLC (Houston)



"The Group's HR policy is perfectly adapted to our needs and activities in the United States. We maintain a permanent focus on skills management and career development.

As well as constantly working to attract the best skills (through the LAUNCH and ALLEX recruitment and integration programs), we work hard to retain them. Our first objective is to make Air Liquide USA an environment where every employee can find personal and professional fulfillment to a greater extent than they could elsewhere.

To achieve this, we strive to develop an attractive benefits package (social benefits, salary, etc.) and to respond to our employees' career aspirations, for example through ongoing training, internal or geographical mobility, and growing responsibilities.

Finally, respecting and promoting diversity (of gender, age, skills, origin, etc.) is a constant goal. The diversity of our employees greatly enriches our teams.

We encourage each employee to manage his or her career by maintaining an active partnership with the Group. Through constant dialogue, we can progress together, every day."

Training

In 2007, a training program was set up for sales and marketing teams in the Industrial Merchant World Business Line. These teams account for one quarter of all employees in this activity around the world.

Air Liquide intends to strengthen its training activities to allow each employee to benefit from at least 3 days of training per year by 2009.

A PASSION FOR A PROFESSION

"I've had an unusual career! A physician by training, I started my career in 1975 in the anesthesia-intensive care department of the Raphaël Hospital in Milan. However, being in operating theatres didn't really suit me, so I changed direction and went into research in the pharmaceutical industry, where I worked on the development of new products. I stayed there for 12 years until, in 1995, I was appointed CEO of a 600-bed public hospital in Milan. At that point, my growing interest in homecare led to my joining Medicasa, a company that was acquired by Air Liquide in 1997. That's how I came to work for the Group and take responsibility for developing homecare and remote medicine. One thing led to another and, in 2000, I was appointed health director of Medicasa and VitalAire. My background in medicine, in the pharmaceutical industry and in public service is a great help to me as I work to understand the logistical and technical issues inherent to homecare. It's an exciting profession that has a real future!

In Western European countries, the population is aging and patients increasingly require medical follow-up in their homes. In this context, I believe that homecare will become the treatment method of the future. However, to follow a patient at home, an organization must have impeccable healthcare credentials. I'm proud of the private structure that has been set up in Italy: it is one of the largest and most efficient when it comes to developing this type of service. In this respect, the five physicians who are in charge of our structure in the clinics provide invaluable support when it comes to meeting the challenges of homecare."

40,000 EMPLOYEES AROUND THE WORLD

Asia-Pacific
18%



Cécile Perraud
Managing Director of SOAL, Air Liquide's subsidiary in Beirut (Lebanon)

A PASSION FOR CHALLENGE

"I graduated from EDHEC (School of Higher Commercial Studies of the North, France) in 1995. I joined Air Liquide in 2002 as sales manager at Athelia (traceability solutions) and went on to become Managing Director for France for this subsidiary. Having managed Athelia's transfer to Spain, I was appointed a global account manager at Gaz Industriels Services. Spending a year in this position allowed me to learn all about the industrial gases activity that lies at the heart of Air Liquide's operations.

In October 2007, I was given the opportunity to run SOAL, an Air Liquide subsidiary in Lebanon with 60 employees. I thought about it long and hard before making the move with my husband and two children.

For some time now, Air Liquide has been appointing managing directors from a wider range of backgrounds. It's quite unusual for someone who was trained in sales to be offered this type of position: previously, senior management jobs were generally reserved for experienced engineers. I think that my earlier experience played in my favor. I worked in Africa for two years right after I graduated and I also have experience of managing an operational unit. At SOAL, I have two key responsibilties: to supervise the subsidiary's development according to the Group's management rules, and to maintain a permanent link between the teams in the Middle East and corporate headquarters. It's a new challenge for me, in an entirely Lebanese environment."

Serving OUR CUSTOMERS THROUGHOUT THE WORLD

INDUSTRIAL MERCHANT REVENUE BY CUSTOMER SEGMENT



28% Automotive Manufacturing
31% Materials Energy
10% Technology Research
15% Food Pharmaceuticals
16% Craftsmen Distributors

4,439 MILLION EUROS REVENUE
or 44% of Gas and Services revenue

+4.8% GROWTH IN 2007

To deliver strong and regular growth, the Industrial Merchant World Business Line's primary objective is to accompany changes within the various industrial markets. In emerging economies, traditional sectors (metal construction, automobiles, and so on) are growing strongly and rapidly, while lifestyles are changing radically. On the other hand, in mature economies, industrial companies are seeking out solutions which are innovative, more efficient and environmentally friendly. In the next few years, the most important challenge for the Industrial Merchant World Business Line will be to move in close step with the major changes affecting societies and the transformation of underlying industries.

WORLDWIDE: MORE EFFICIENT SERVICE

In order to build closer relationships with its customers throughout the world, Air Liquide works continuously to improve the quality of its service. A particular priority is the simplification of dealings between customers and the Group. This has notably given rise to a wide-reaching program of harmonization: ranges of solutions, contractual terms, monitoring and maintenance procedures, administrative formalities, and so on. Greater convergence is also supported by a single, high-performance information system.

The ECO program (European Cylinder Offer) provides cylinder gas customers with a personalized Web portal (myGas) and gives them access to SERVITRAX, an information and traceability system for gas cylinders. The cylinder offer has been structured to respond to three different levels of customer need. This allows better fulfillment of customers' requests, including those which are extremely specific (in the food and pharmaceutical sectors, for example). The liquid gas offer has evolved along the same lines, thanks to the ELO program (European Liquid Offer).

In addition, the Industrial Merchant World Business Line has reviewed the segmentation of all its customers. They have been divided into 54 industrial sectors, grouped into five main areas: automotive and manufacturing, craftsmen and distributors, food and pharmaceuticals, materials and energy, and technology and research. Paired with a new sales analysis tool, this reorganization gives the Group's employees a clearer vision of the market, allowing the offer to be better adapted to specific needs.

EMERGING ECONOMIES

The accelerated growth of emerging countries in Asia and Central and Eastern Europe has created a massive increase in demand for solutions that have previously proven their worth in mature economies, in traditional industrial sectors. To meet this tremendous demand, Air Liquide has decided to increase its industrial gas production capacity in the zones concerned. The Group is also bolstering its sales teams, as well as the technical teams responsible for implementing solutions on customer sites.

One of the most dynamic sectors in emerging economies is the automotive industry. Gases are used at every stage of the vehicle production process, from design to production line assembly. Manufacturing and thermal treatment of metal and plastic parts, tires, lights, windows, are just a few examples.

The welding and cutting of metals, vital throughout the automotive industry and more generally in all operations involving the assembly and transformation of metal components (for example in shipbuilding), also make use of specific gases. Manufacturers, like craftsmen, need products which are versatile, practical and safe to use. Air Liquide ensures that an efficient distribution network is available in each country and that it is adapted to the needs of the local market.



Scott Specialty Gases

In September 2007, Air Liquide signed an agreement for the acquisition of Scott Specialty Gases. This American company is a leading producer and supplier of pure gases and mixtures for use in the laboratory and analytical, medical and electronics sectors. Scott Specialty Gases also makes equipment for the implementation of high-performance specialty gas distribution systems.

The complementary fit of Scott and Air Liquide's activities in this high-growth specialty gas market will give the Group new growth opportunities as well as a presence throughout the US, notably on the east coast and in the north.

This acquisition will also reinforce Air Liquide's significant activities in markets in Europe, Taiwan and the Middle East.




LARGE INDUSTRIES REVENUE BY ACTIVITY
30% H_2/CO
Air gases 54%
14% Cogeneration
Other 2%

3,024 MILLION EUROS REVENUE
or 30% of Gas and Services revenue

+7.1% GROWTH IN 2007

The Group has organized its resources to seize a maximum number of growth opportunities and reinforce its market share in the coming years.
Consequently, in the industrial regions where it enjoys a strong presence, Air Liquide is increasing its gas production capacities, and developing its pipeline networks to keep pace with existing customers' growing needs, and supply new customers. New opportunities are also emerging in energy conversion and the standardization of production plants, carried out in partnership with the Group's Engineering & Construction division. The reinforcement of sales teams in the field, and the development of teams of international experts specialized in specific markets (chemicals, metals, refining, energy), also contribute to this growth strategy.

The Large Industries World Business Line was particularly dynamic during 2007. It signed numerous contracts in all market segments and all geographic zones. To honor these contracts, the Group is investing around 1.3 billion euros in gas production units, twice as much as in 2006. In 2008, this momentum should intensify.

ACCOMPANYING THE GROWTH OF EMERGING ECONOMIES...

Today, Air Liquide's Large Industries business is facing an unprecedented number of opportunities. Self generation still accounts for 70% of the global consumption of industrial gases. But industrial companies are increasingly outsourcing their air gas procurement. This allows them to concentrate on their core businesses, and to reduce costs, particularly those related to equipment and maintenance. The expertise provided by Air Liquide also enables them to benefit from the most modern and efficient technologies, as well as globally recognized know-how.
As is the case for other Group businesses, the rapid development of emerging countries is a fundamental source of growth for the Large Industries World Business Line. In Asia in particular, the very strong demand for basic industrial goods is stimulating the steelmaking, metallurgy and chemical sectors, which all consume gases in large quantities. China, for example, represents a spectacular potential market for Air Liquide, since 60% of its steel sector companies have not yet externalized their gas procurement! India, the second fastest growing economy after China within the world's 20 largest economies, is also one of the most promising markets. India's estimated domestic steel needs could quadruple over the next decade, due to massive public investment in railway and port infrastructures. Another key factor contributing to this dynamism is the high price of oil and natural gas, which stimulates the use of alternative energy resources such as coal, oil sands and biofuels. All of these energy sources require large quantities of oxygen and, depending on the segment, hydrogen, making for a particularly promising outlook for Air Liquide.

...WHILE RESPECTING THE ENVIRONMENT

The increasing weight of environmental concerns is another powerful driving force for the Group. Take for example the production of fuels with lower sulfur content. Hydrogen is used in the desulphurization process, leading to lower emissions of sulfur dioxide (SO_x), a molecule which limits the performance of catalytic converters used in vehicles. This represents important opportunities for Air Liquide, which has comprehensive experience with hydrogen, ranging from research and production, to use and distribution.



Hydrogen production

Air Liquide operates 200 hydrogen production units around the world, of which 50 are very large-scale producers. Thanks to its pipeline networks, the Group serves Large Industries customers in numerous industrial regions: the Gulf of Mexico and lower Mississippi Valley in the United States, Antwerp/Rotterdam, the Rhine/Ruhr, South Korea, Thailand, Singapore and China.

First step in Russia

For a first step, it's a giant one! This is an excellent illustration of the Group's integration into new territories. In 2007, Air Liquide Severstal inaugurated the largest air separation unit in Russia, with a production capacity of 3,000 tonnes of oxygen per day. It is also the largest unit in the world intended for steel production. Located at Cherepovetz, between Moscow and St. Petersburg, it will supply the rapidly expanding Severstal steel plant.

Thanks to Air Liquide technologies, it will help reduce energy consumption, while preventing the release of 50,000 tonnes of CO_2 per year, equivalent to the emissions of a city of 10,000 inhabitants.

To illustrate its commitment and contribution to a sustainable environment, Air Liquide Severstal symbolically planted nearly 100 trees on the Cherepovetz site on the day of its inauguration.




ELECTRONICS REVENUE BY PRODUCT/SERVICE
Equipment and Installations 25%
Services 13%
32% Carrier Gases
30% Specialty Gases and Liquid Chemicals

944 MILLION EUROS REVENUE
or 10% of Gas and Services revenue

+16.6% GROWTH IN 2007

Over the years, Air Liquide has established privileged relationships with the major names in electronics. The Group constantly strengthens these partnerships, growing with customers as they expand existing sites or helping them set up in new regions. For example, in 2007, Texas Instruments confirmed the confidence it has in the Group when it built a new site in the Philippines. SMIC, the Chinese leader in semiconductors, did likewise for its new plant in Wuhan, China.

Today, 100% of all flat panel displays and 60% of all semiconductors are made in Asia. Looking ahead, 80% of all new electronics projects will be based there. Air Liquide is doing its all to meet the demand of this extremely dynamic market and to take advantage of a maximum of opportunities. Since 2004, the headquarters of the Group's Electronics World Business Line has been located in Tokyo and in 2007, the Group started an ambitious development program in Asia: strengthening its teams, especially in sales, investing in new ultra-pure fluid production and filling units, and creating equipment manufacturing centers in Japan, in China and in Taiwan. At the same time, Air Liquide is positioning itself in new territories opening to the electronics industry, as contracts won in 2007 in Russia, India, the Philippines and Vietnam demonstrate.

THE CHALLENGE OF DEVELOPING MARKETS: INNOVATING TO STAY COMPETITIVE

Electronics is a cutting-edge sector in which chip manufacturing technologies constantly progress and require ever more sophisticated molecules. Thanks to its in-depth knowledge of its customers' processes and its ability to innovate, Air Liquide is developing the latest-generation molecules for its customers: the ALOHA range.

To respond even more efficiently and competitively to the tremendous growth in demand for specialty gases, linked especially to the development of flat panel displays, Air Liquide recently remodeled its offer. In particular, the Group reorganized its logistics chain to improve the availability of special gases and set up a new delivery method for large volumes. It also centralized its worldwide purchases of specialty gases in Asia to optimize this function.

This centralized purchasing increased the Group's negotiating power vis-à-vis its suppliers. As most specialty gases come from Asia, the central purchasing team has been based in Taiwan. It manages about 200 suppliers and over 70 different molecules. To keep the Group at the cutting edge of innovation, this team constantly looks for new sources of specialty gases and has established regular audits of its suppliers.

Air Liquide also implemented a new delivery method for specialty gases, better suited to large volumes. Thanks to the "Jumbo" solution, specialty gases are delivered in ISO containers of several tonnes, while associated services guarantee customer safety and reliability right through gas use. Launched in 2005, this offer has been a resounding success, especially with the main semiconductor and flat panel display manufacturers in Asia.

Backed by this success, in February 2007 the Group inaugurated a gas filling and monitoring center for electronics (Electronics Materials Center, EMC) in Taiwan. The Jumbo containers are filled, checked and analyzed there before shipment. Being close to customers' semiconductor manufacturing plants (known as "fabs") is a major competitive edge for Air Liquide.



New filling center in Japan

The demand for electronics specialty gases is rising constantly, driven by the growth of semiconductor and flat panel display manufacturing, and the solar panel industry.

To adequately meet the needs of these sectors, Air Liquide has invested in a new filling center, the third one in Japan. By doing so, it has reinforced the reliability of supply and its logistical efficiency. This new center will be dedicated to silane filling, as well as high value-added molecules, thus enabling it to respond to future needs.

Japan accounts for 40% of the total sales of the Electronics World Business Line and fulfills an important role as a technological platform serving the other countries in the Asian region in a worldwide market.

Japan Air Gases (100%-owned subsidiary of Air Liquide) is dedicated to supplying the Japanese market with industrial and medical gases and associated services.

"advanced precursors" developed by Air Liquide researchers, meets this need and gives the customer very high added value. In 2007, this high-tech offer included 15 different molecules. Among recent success stories is the ZyALD molecule, which is used to make memory chips of 32 nm (millionths of a millimeter). This molecule enables a zirconium oxide film to be deposited on the chip's surface, at high temperatures and with extreme precision.

Know-how

To complete its global offering, Air Liquide manufactures and installs equipment to distribute fluids in the "fabs". To better meet strong demand in Asia and to be close to its customers, the Group invested in a new manufacturing site in Taiwan.

Service is a fundamental part of the Electronics offer: 1,000 people, more than a third of the activity's headcount, are totally integrated into customers' teams. They handle the complete management of fluid use in the fabs and provide many complementary services, especially in analytical expertise (see box).




HEALTHCARE REVENUE BY ACTIVITY
37% Medical Gases
Homecare 41%
Equipment 5%
17% Hygiene

1,592 MILLION EUROS REVENUE
or 16% of Gas and Related Services revenue

+8.7% GROWTH IN 2007

It was in the 1980s that homecare, a new activity, first emerged in Europe. It was during the following decade, the 1990s, that Air Liquide set up a dedicated business line and began its development beyond Europe, notably in Canada and Australia. It also added a medical hygiene business to complement its portfolio. In recent times, Air Liquide has consolidated its European base, increased investment in research, and set off to conquer emerging markets...

NEEDS WITHOUT BORDERS

Thanks to acquisitions made in 2007, Air Liquide has strengthened its leading position in homecare. In Germany, the successful integration of five homecare companies has made the Group no. 1 in the sector, with a country-wide presence. Successive acquisitions of Linde UK and Allied Respiratory have moved the Group into second place in the British homecare market.

Air Liquide is also positioning itself in emerging markets: in July 2007, the acquisition of Celki, an important player in the Hong Kong homecare market, gave the Group a strategic entry point into southern China. In this region, rises in living standards, an aging population, and the proliferation of pollution-related respiratory ailments have increased the demand for homecare to significant levels.

To remain competitive in regulated markets that are characterized by complex reimbursement systems and strong price pressures, Air Liquide continues to focus on the patients' needs and the efficiency of its teams. As it moves into these new regions, Air Liquide can take full advantage of all its best practices, enabling it to optimize logistics and purchasing strategies.

INNOVATION: MAKING LIFE MORE COMFORTABLE

Air Liquide devotes increasing resources to research and innovation in Healthcare, which is of major importance to the Group. Much research is focused on developing new therapeutic applications for gases, more efficient medical respiratory equipment, and special packaging for gases. In hygiene, the focus is on strategies to combat infection risks. The Group is particularly attentive to the patients' experience of their home-based treatment, a factor which helps to reduce "relapses" (or "exacerbations").

Highlights in 2007 include the launch of LENOXe™, the treatment of Parkinson's patients in France, and the resounding success of alcohol-based antiseptics to combat infections spread by hand contact.

AT THE HOSPITAL: EXCELLENCE AT EVERY LEVEL

The expertise of the Group's Healthcare World Business Line goes to work for patients in emergency rooms, intensive care units and operating theatres, and has made Air Liquide an important provider to hospitals throughout the world.

Medical oxygen and medicinal nitrous oxide (a widely-used anesthetic) are always within reach when patients' lives are at stake. These and other medical gases are subject to very strict pharmaceutical regulations and the Group has developed very high levels of expertise in production and distribution.

Air Liquide's involvement is not limited to the supply of gases: it also supplies the medical respiratory equipment necessary for administering them. Its subsidiaries Taema and Markos Mefar develop distribution systems for medical gases, equipment for anesthetics and resuscitation, and aerosol therapy devices.

In addition, liquid nitrogen is increasingly being used as a preserving cryogenic agent in hospital organ and tissue banks.

Clinical research, conducted in partnership with world-renowned physicians, allows Air Liquide to



Xenon, the innovative anesthetic

Xenon is a colorless and odorless rare gas, present in very small quantities in the air. Its first therapeutic effects were observed in 1951. Since 1998, many pharmacological, toxicological and clinical studies carried out in Europe have demonstrated that the properties of this gas make it a particularly effective anesthetic. Providing a powerful analgesic effect, it is administered via the patient's respiratory tract. It does not affect the metabolism, enabling the patient to recover more easily and quickly. In addition, its secondary effects are minimal. These factors make it particularly attractive for long anesthetic procedures.

Air Liquide obtained the first marketing authorization for xenon for Germany in 2005. In March 2007, LENOXe™, a xenon-based anesthetic, received marketing authorization in 12 European countries, making it the Group's first "therapeutic gas" to be registered using a European procedure. Its first use in a hospital occurred in Germany in July 2007.

Air Liquide is continuing its research in order to expand the use of xenon to other patient populations and is studying its use in new fields, such as neuroprotection.

Air Liquide's homecare teams work under the international VitalAire brand (as well the Orkyn' brand in France and a few smaller national brands resulting from acquisitions). They are available 24/7 to guarantee uninterrupted treatment for over 300,000 patients worldwide – a number that should increase, especially following a series of acquisitions made in the course of 2007.

First moves into China

Air Liquide made its first healthcare acquisition in China during 2007, bringing Hong Kong-based Celki International on board.

With operations in southern China, this company will act as a platform for growth, enabling opportunities in the nascent Chinese homecare market to be identified and seized.



831 MILLION EUROS REVENUE
or 7% of Group revenue

14 CENTERS THROUGHOUT THE WORLD (EUROPE, THE UNITED STATES, JAPAN, CHINA AND INDIA)
of which 4 are equipped with manufacturing workshops

2,800 EMPLOYEES

The range of gas production units designed and built by the Engineering & Construction division is extremely broad. Adsorption, permeation (membranes), cryogenics, Engineering & Construction's teams are constantly improving gas production technologies. They also offer services including training modules and the maintenance of installations.
However, these solutions alone will not guarantee sustainable growth for Air Liquide at a time when the worldwide market and customer needs are changing very rapidly. Air Liquide has therefore decided to invest heavily in its engineering capacity, to strengthen and extend the Group's history of technological independence and meet the market's new challenges more effectively. As a result, 2007 was a year of considerable change for Engineering & Construction. Here is an overview of the year's highlights...

ACQUISITION OF LURGI: NEW MOMENTUM

In July 2007, the acquisition of German company Lurgi, a major actor in engineering worldwide, enabled the Group to pass a decisive milestone. First, Lurgi is established in countries (notably Germany, Poland, the United States, India and South Africa) that are complementary to Air Liquide's own geographic presence. Moreover, the company has a wealth of talent with nearly 1,300 employees and a broad range of expertise. With this successful integration, Air Liquide has doubled its engineering capacity and has considerably enriched its technology portfolio. This is particularly strategic and coherent, coming at a time when the Group is planning to double its investments over the next five years. In this context, it will be more important than ever for Air Liquide to have the support of more teams and more diversified skills.
In particular, Lurgi brings technological advances in the fields of biofuel (biodiesel and bioethanol) production, hydrogen production and gasification. Gasification involves transforming certain sources of energy, like coal, into synthesis gases, and then into electricity, biofuels (CTL, Coal to Liquid) or chemical products (CTC, Coal to Chemicals). This process, which requires large quantities of oxygen, will become increasingly important over the next 20 to 30 years owing to the depletion of oil reserves. Air Liquide is already involved in this gasification market through the sale of oxygen. With the arrival of Lurgi, one of the sector's international leaders, the technological side of this process has been brought into the Group, considerably strengthening Air Liquide's position.

STANDARDIZATION OF PRODUCTION UNITS: LOOKING TO THE EAST

Increasing its competitiveness and agility, Air Liquide has launched a standardization program with the goal of offering modular production units that are more compact, less expensive, faster to build and easier to transport. This program was designed and developed in the Hangzhou engineering center in China. Air Liquide will be able to offer a range of options tailored to customers' specific needs throughout the world. The Group is capitalizing on its presence in this particularly dynamic region: 2007 saw a doubling of the Hangzhou center's workforce, surface area and production capacity.
Air Liquide is also anticipating equipment needs by preordering the various components necessary (exchangers, compressors, valves, piping, spare parts and so on) in 12-unit batches. This preordering, combined with the standardization of its range of solutions, should enable Air Liquide to dramatically shorten the time needed to install its production units. As there is very strong demand for these solutions, the Group expects to see excellent returns on this large-scale investment in engineering.
At the same time, Air Liquide is setting up a worldwide team to supervise the installation of these standard production units in different countries.

598 MILLION EUROS REVENUE

+6.4% GROWTH IN 2007

The Group's welding and cutting activities are brought together within Air Liquide Welding, which designs, manufactures and markets equipment (welding stations, metal cutting machines and so on) and consumables (flux-cored wire, coated electrodes, flux, etc.). Air Liquide Welding relies on an international presence with 5 brand names. Two of them are for industrial markets: SAF-FRO and Oerlikon. The third, Cemont, is for the semi-professional market (mechanics, plumbers, craftsmen). The fourth, Weldline, addresses the welder's environment (gloves, individual protection, etc.). The last, Weldteam, is aimed at the general public.

Air Liquide Welding has reorganized its offer and rationalized product outlets. The resulting organization is supported by a single information system.

In terms of international presence, the subsidiary generates 90% of its revenue in Europe. Air Liquide Welding also has sales offices outside Europe (notably in China, South America and the United Arab Emirates) and an equipment plant in Hangzhou (China).

The welding activity is achieving sustained growth, in particular due to the dynamic environment in the international transportation and energy sectors. In energy, for example, welding is indispensable for building metal infrastructures such as onshore and offshore platforms, pipelines to transport natural gas and oil, and structures like hydraulic and wind turbines. These structures use special steels to withstand the harsh conditions they are subject to (seawater corrosion, high pressure, extreme temperatures, etc.). Air Liquide Welding has developed a complete range of solutions to meet the specifications of these new materials. Strong demand in emerging countries is also an important growth factor for Air Liquide Welding, in Eastern Europe as well as in Asia and Latin America.

Another important market trend: customers are always looking to increase productivity. To this end, automated welding and cutting solutions developed by Air Liquide Welding are attracting a growing number of customers, as are new consumables like flux-cored wire that accelerate welding speed. Finally, more and more customers are struggling to find qualified welders. To help them overcome this problem, Air Liquide Welding has developed technologies that simplify the use of equipment and machines, notably through "smart" interfaces.

Among 2007's highlights, to help it meet customer demand, Air Liquide Welding announced new investments in production units for welding consumables. These investments, totaling about five million euros, are earmarked for the Cittadella (Italy) flux-cored wire production entity and the flux production site for submerged arc welding in Eisenberg (Germany). Since mid-2007, production capacity at Cittadella has increased by a third, while Eisenberg's should rise by 65% from January 2008.

Two large-scale projects in China

In 2007, Shanghai Electric Group, a major Chinese electricity company, chose Air Liquide Welding to supply the welding consumables needed for two large construction sites: a nuclear energy plant and a coal gasification unit. To meet the particularly high strength and quality requirements for such welds, Air Liquide Welding specialists worked with the customer's engineers to adapt certain types of products. Coated electrodes and welding flux were also delivered in vacuum packaging, an innovative method that makes it possible to keep these products for five years without risk of deterioration.



AERONAUTICS AND SPACE

Between sky and space

Aeronautics is a major activity of Air Liquide's Advanced Technologies Division (DTA). DTA has developed onboard oxygen (OBOGS) and nitrogen (OBIGGS) generating systems that have contributed to air transportation safety for the last 20 years. For example, OBOGS supplies oxygen masks for the European transport aircraft Airbus A400M, while OBIGGS is used for fuel tank inerting. Contracts won in 2007, especially in Spain, Italy, Germany, the United Kingdom, India and the United States, are clear proof of DTA's growing success.

Aiming even higher, Air Liquide accompanied the first steps of the European space adventure. This experience has continued and now involves a number of Group entities. Cryospace (55% owned by Air Liquide) builds hydrogen and oxygen tanks for the Airane rocket's main stage and the hydrogen tank for its upper stage. DTA manufactures oxygen tanks for the upper stage and liquid helium sub-systems that pressurize the main oxygen tank. In 2007, DTA practically doubled its production rhythm to keep pace with the increased number of Ariane 5 launches. Air Liquide also supplies the Kourou (French Guiana) Space Center with all the fluids and services needed for the Ariane launches.

Again for space, Air Liquide designed MELFI, a cryogenic refrigerator that was installed onboard the International Space Station in July 2006. It preserves samples at up to -95°C before their return to earth. DTA has also delivered cooling systems with infrared detectors, to be carried onboard Planck and Herschel, two European observation satellites that will be launched in 2008. Planck will literally become the coolest thing in space!

CRYOGENICS

Reproducing the Big Bang with helium's help

Many scientific and technical fields call on the cryogenic solutions Air Liquide has developed. These solutions mainly use helium, hydrogen and nitrogen. Among other things, extreme cold makes it possible to expand current knowledge about the state of matter. One example of an application: at the end of 2006, Air Liquide delivered to CERN (European Center for Nuclear Research), near Geneva in Switzerland, an immense liquid helium distribution system that completes previously installed liquefaction and cooling systems. This equipment is used in a particle accelerator capable of producing magnetic fields 100,000 more intense than the earth's. In 2008, the first particle beam will be activated, recreating the extreme conditions of the Big Bang and increasing our knowledge of the origin of the universe.

Discovering the origin of matter, validating theories on the universe: these are the objectives of CERN's LHC (Large Hadron Collider) and of the Planck satellite.

Air Liquide is a common denominator of these extraordinary cosmological projects, both of which will be up and running at the end of 2008, confirming the Group's capacity to successfully meet major technological challenges!

SPECIALTY CHEMICALS

Ingredients for the cosmetics and pharmaceutical industries

Chemical specialties and biological products with high added-value for the cosmetics and pharmaceutical sectors and for special industrial applications make up the wide range designed and manufactured by Air Liquide's subsidiary SEPPIC. Among the world leaders in this sector, SEPPIC has a strong innovation policy and is expanding rapidly, especially in Asia and Latin America. The main growth drivers are cosmetics ingredients and animal vaccine adjuvants. Due to strong demand for these adjuvants, SEPPIC built a new plant in Shanghai, the first outside Europe for this subsidiary. Adjuvants destined for therapeutic human vaccines are currently undergoing clinical trials.

To serve its pharmaceutical customers, SEPPIC has launched a new range of capsule coating products and has started construction of a new excipient manufacturing unit in Castres, in the south of France. In addition to studying human vaccine adjuvants, SEPPIC has also innovated in cosmetics, with the development of active ingredients for slimming products that are used by major laboratories.

To help its customers develop their new products, technical assistance and training teams have been set up in France, China and the United States. A customer training center was inaugurated at the new Air Liquide research center in Delaware (United States), while research teams elsewhere have also been strengthened.

DIVING

Focus on snorkeling and swimming

The world's leading diving equipment manufacturer, Air Liquide's Aqua Lung International subsidiary designs equipment for competitive, recreational, military and professional diving, and swimming. Aqua Lung relies on an efficient distribution network of about a dozen entities in Europe, North America and Japan, and around 50 distributors in other regions.

As well as enjoying success in its core business – such as the recent equipping of the French Navy in gas recycling respiratory devices – Aqua Lung has diversified. The subsidiary is banking on swimming and snorkeling to attract new customers, through its brands Aqua Sphere (goggles and other swimming accessories) and Aqua Lung Sport. In the military sector, Aqua Lung strengthened its market share with "Aviation Life Support Equipment" through the acquisition in 2006 of a mid-sized American company that produces emergency breathing equipment and life jackets for helicopter pilots and crews.

In 2007, over half of Aqua Lung International's sales were in the recreational diving sector and a third were in swimming and snorkeling. Its revenue in every sector has increased, reinforcing the subsidiary's leadership position.

CONSOLIDATED INCOME STATEMENT

Year ended December 31

In millions of euros	2006	2007
Revenue	**10,948.7**	**11,801.2**
Purchases	(4,240.6)	(4,547.9)
Personnel expenses	(1,939.5)	(2,037.8)
Other income & expenses	(2,201.2)	(2,485.5)
Operating Income Recurring before depreciation and amortization	**2,567.4**	**2,730.0**
Depreciation and amortization expense	(908.2)	(935.9)
Operating Income Recurring	**1,659.2**	**1,794.1**
Other non-recurring operating expenses	2.6	(5.3)
Operating Income	**1,661.8**	**1,788.8**
Net finance costs	(155.4)	(179.4)
Other net financial expenses	(42.2)	(54.3)
Income taxes	(419.8)	(411.8)
Share of profit of associates	27.7	26.7
Net profit from discontinued operations	-	-
Profit for the period	**1,072.1**	**1,170.0**
• Minority interests	69.8	46.9
• Net profit (Group share)	1,002.3	1,123.1
Basic earnings per share (in euros)	**4.17**	**4.69**
Diluted earnings per share (in euros)	**4.14**	**4.66**

CONSOLIDATED STATEMENT OF CASH FLOW

Year ended December 31

In millions of euros	2006	2007
Cash flow from operating activities before changes in working capital	**1,889.3**	**2,054.4**
Changes in working capital	(108.8)	93.6
Other	(13.8)	(45.9)
Net cash from operating activities	**1,766.7**	**2,102.1**
Purchases of property, plant & equipment and intangible assets	(1,128.2)	(1,359.3)
Acquisition of subsidiaries and financial assets	(72.3)	(1,308.2)
Proceeds from sale of property, plant & equipment, intangible and financial assets	104.8	199.8
Proceeds from sale of divested activities	–	–
Net cash used in investing activities	**(1,095.7)**	**(2,467.7)**
Dividends paid		
• L'Air Liquide SA	(432.0)	(496.9)
• Minority interests	(47.1)	(33.3)
Proceeds from issues of share capital	108.1	91.4
Purchase of treasury shares	(131.1)	(533.9)
Increase (decrease) in borrowings	64.2	1,111.3
Net cash used in financing activities	**(437.9)**	**138.6**
Effect of exchange rate changes and change in scope of consolidation	28.5	59.9
Net increase (decrease) in cash and cash equivalents	**261.6**	**(167.1)**
Net cash and cash equivalents at the beginning of the period	**559.4**	**821.0**
Net cash and cash equivalents at the end of the period	**821.0**	**653.9**

STATEMENT OF CHANGES IN NET INDEBTEDNESS

In millions of euros	2006	2007
Net indebtedness at the beginning of the period	**(3,739.8)**	**(3,446.6)**
Net cash from operating activities	1,766.7	2,102.1
Net cash used in investing activities	(1,095.7)	(2,467.7)
Net cash used in financing activities excluding increase (decrease) in borrowings	(502.1)	(972.7)
Effect of exchange rate changes and change in scope of consolidation and others	124.3	124.7
Change in net indebtedness	**293.2**	**(1,213.6)**
Net indebtedness at the end of the period	**(3,446.6)**	**(4,660.2)**

BUSINESS GLOSSARY

Adsorption

Retention of gas molecules on the surface of a solid, called an adsorbent. This process is used in gas separation and purification.

■ Advanced precursors

The introduction of new elements such as tantalum and hafnium in semiconductor manufacturing enables increasingly small and more powerful chips to be produced. To integrate these elements into the latest generation of chips, Air Liquide provides its customers with new molecules, called advanced precursors. They are generally in a liquid state and add the required active element to silicon wafers.

■ Aerosol therapy

Treatment by inhalation of medications in the form of very fine particles mixed with a breathable gas.

Carrier gases

Carrier gases (nitrogen, oxygen, hydrogen, etc.) are used to transport and dilute process gases or to protect semiconductors from minute dust particles.

■ CERN

CERN is the European Organization for Nuclear Research. It is a laboratory where scientists explore the components of matter and the forces that provide its cohesion. It is located on either side of the French-Swiss border, near Geneva.

■ Chronic obstructive pulmonary disease

Patients with this ailment, also known as "smokers' disease", cannot breathe properly and have trouble oxygenating their organism.

■ CO_2

A mixture of carbon and oxygen, CO_2 is the chemical formula for carbon dioxide. It is produced when living beings breathe, and during combustion and fermentation. CO_2 is found in very small quantities in the atmosphere, about 0.035%. Its impact on the greenhouse gas effect is at the heart of one of the main environmental challenges.

■ Cogeneration

The simultaneous production of steam and electricity. Cogeneration enables more efficient use of primary energy and produces less air pollution, specifically fewer carbon dioxide (CO_2) emissions.

■ Cryoconservation

Conservation, mainly of organic products, at very low temperatures in cryogenic fluids such as liquid nitrogen.

Electronics specialty gases

Specialty gases (silane, arsine, etc.) or process gases are used in every stage of the wafer manufacturing process to create molecular-scale deposits.

■ Enteral nutrition

Enteral nutrition is the supply of nutriments to the digestive tract via a catheter to cover daily nutritional needs or to help prevent malnutrition.

■ Euro 5

European emission standards that set maximum levels for polluting emissions from vehicles. The increasingly strict Euro standards are applied to new vehicles.

Their objective is to limit air pollution from transportation. The Euro 0 standard was applied to new vehicles in 1988. The Euro 5 standard targets new vehicles to be sold in 2009.

■ Expert/Senior Expert/Fellow/Senior Fellow

The Group has created a formal recognition system for its technicians and engineers called the "Technical Career Ladder". This system has four expertise levels: Expert, Senior Expert, Fellow, Senior Fellow.

Fab

A plant that makes semiconductors.

■ Fuel cell

A device that combines a hydrocarbon or hydrogen with another element, usually oxygen, to produce electricity. A hydrogen fuel cell produces electricity and only discharges water.

Gas quenching

Traditional "quenching" consists of plunging metal parts into oil, after they have been heated to a high temperature, to modify their mechanical properties. The parts then have to be washed and the oil recycled. Gas quenching, which uses nitrogen, is an environmentally friendly alternative as it eliminates washing and recycling.

■ Greenhouse effect

Just like a greenhouse's glass structure, the atmosphere allows penetration of the sun's rays. When heated by these rays, the earth in turn emits infrared radiation, some of which passes back through the atmosphere. The rest is reflected back to the earth by "greenhouse" gases in the atmosphere. The main greenhouse gas is carbon dioxide (CO_2).

The infrared radiation that is sent back to the earth maintains the planet's surface temperature. More and more scientists believe that the current warming of the planet is probably due to the increase in the concentration of greenhouse gases in the atmosphere.

FINANCIAL GLOSSARY

Adjusted price

Share price adjusted to take account of changes in capital (issue of new shares, share split, etc). The adjusted share price is used to produce meaningful comparisons of price changes over time.

Basic earnings per share (EPS)

Consolidated Net Profit divided by the number of shares in circulation.

■ Bond

Tradable security issued by a public or private company, a group or a government. Bonds carry fixed interest for a specific period and are redeemable on maturity.

■ Bonus dividend

Dividend increased by a maximum of 10%, granted to loyal shareholders for all direct shares held continuously for more than two calendar years.

■ Bonus share allocation

Transaction by which a company issues new shares at no cost to shareholders in proportion to the number of shares already held. Air Liquide has allocated bonus shares on a regular basis.

CAC 40

Stock market index, weighted by the free float, which tracks the 40 most actively traded stocks on the Euronext regulated markets in Paris. Inclusion is based on size and liquidity criteria.

■ Capital employed

Financial resources used by a company to develop its business. It is the sum of equity, minority interests and net debt.

■ Capital gain

Gain realized on the sale of a security, that is, the difference between its sale price and its original purchase price, or book value.

■ Cash flow

Cash generated by a company's operations. It is either reinvested or distributed to shareholders (dividends). Cash flow corresponds roughly to after-tax earnings plus depreciation and amortization, less minority interests.

■ Custody account fees

Fees charged by a financial intermediary for maintaining share records. They generally represent a percentage of the portfolio or a set fee per line of shares held. Air Liquide's Shareholder Services provides this service free of charge for shares held in a direct registered account.

Deferred settlement service (SRD)

Service available for the most traded stocks through which settlement for orders or delivery of shares is deferred to the last trading day of the month. Air Liquide shares are eligible for this service.

■ Dividend

The part of the company's Net Profit that is distributed to shareholders. Shareholders determine the dividend at the Annual General Meeting of Shareholders after approval of the financial statements and the allocation of earnings proposed by the Board of Directors.

Euronext Paris

Name of the firm which organizes, manages and develops the securities market, and acts as market regulator (financial transactions, monitoring of companies listed on the stock market) with the delegated authority of France's Financial Markets Authority.

■ Euro stoxx 50

Stock exchange index composed of 50 of the highest capitalizations and most actively traded stocks listed in the Eurozone.

Fractional right

Part of a share that cannot be distributed in the case of a bonus share allocation or subscription where the number of shares held is not a multiple of the transaction. Example: in a 1 for 10 bonus share allocation, a shareholder holding 125 shares is allocated 12 new shares and 5 fractional rights (i.e., the equivalent of half a share).

■ Free float

The part of a company's capital in public ownership and tradable on the stock markets. The higher the free float, the greater the liquidity of the shares. 100% of Air Liquide's capital is floated.

■ Free grants of shares

Means of remuneration that grants free shares of a company to all the employees or a specific employee category. The employee only becomes the owner of the shares after a given acquisition period and according to the plan's conditions. The employee must then keep his/her shares for a blocked period defined by the allocation plan. The shares may only be sold after a minimum period of 4 years.

■ French Financial Market Authority (AMF)

It governs and oversees the conduct and professional ethics of the markets and protects the interests of investors and shareholders.

Goodwill

Difference between the purchase price of a company and its net tangible assets on the day of the acquisition.

IFRS (International Financial Reporting Standard)

Put into effect on January 1, 2005 to facilitate the comparison of companies' financial statements.

■ Investment club (in France)

Group of 5 to 20 individuals that jointly manages a securities portfolio by making regular payments and sharing the resulting income and capital gains.

Communication Department

Anne Lechevranton
Vice-President Communications
anne.lechevranton@airliquide.com

Stéphanie Badraoui
Shareholder Communications Manager
stephanie.badraoui@airliquide.com

Shareholder Services

Philippe de Saint-Ours
Director Shareholder Services
philippe.desaint-ours@airliquide.com

L'Air Liquide

Corporation for the study and application of processes developed by Georges CLAUDE with registered capital of 1,298,066,880 euros.

Air Liquide would like to thank its shareholders and employees who collected or appeared in these photographs.

Design and production:
Air Liquide, Communication Department

Euro RSCG C&O

Phone: + 33 (0)1 58 47 93 93
www.eurorscg.fr

Photo credits:
Jean-Luc Atteleyn; Stéphane Compoint; Joël David; Lurgi GmbH; Don Pearse Photographers; Govin Sorel; Gérard Uféras; Philippe Zamora; Alain Zha; Air Liquide, X. WordAppeal/Advitam/Olivier Dauger (illustrations pages 41 & 47)

Written by:
Françoise Lafragette; WordAppeal

This booklet was printed on:
- Condat Silk* for the cover
- Condat Silk* and offset Senlis for the inside pages.

*ISO 9001 certification. PEFC label.

This certification label means that the wood used to make this paper came from a forest managed in accordance with the requirements of sustainable development. It is a guarantee for the consumer that they are not contributing to deforestation.

MINUTES

Combined Shareholders' Meeting
May 7, 2008

FILE NO. 82-5224

www.airliquide.com

The Combined Shareholders' Meeting renewed the term of office of **Professor Rolf Krebs** as a director, and appointed **two new directors, Ms Karen Katen and Mr Jean-Claude Buono**, for a period of 4 years. Thus, the Board comprises **12 members** with complementary experience and skills, **9** of whom are **independent**.


01


02


03


04


05


06


07


08


09


10


11


12

*Board of Directors**

1- Benoît Potier,
Chairman and CEO

2 - Sir Lindsay Owen-Jones,
Vice-Chairman

3 - Thierry Desmarest
Director

4 - Alain Joly
Director

5 - Professeur Rolf Krebs
Director

6 - Gérard de La Martinière
Director

7 - Cornelis van Lede
Director

8 - Béatrice Majnoni d'Intignano
Director

9 - Thierry Peugeot
Director

10 - Paul Skinner
Director

11 - Jean-Claude Buono
Director

12 - Karen Katen
Director

Executive Management and Executive Commitee

Benoît Potier,
Chairman and CEO

Klaus Schmieder,
Senior Executive Vice-President

Pierre Dufour,
Senior Executive Vice-President

Jean-Pierre Duprieu,
Senior Vice-President

Jean-Marc de Royere,
Senior Vice-President

François Darchis,
Senior Vice-President

Guy Salzgeber,
Vice-President

Ron LaBarre,
Vice-President

John Glen,
Vice-President Finance and Administration

Augustin de Roubin,
Vice-President Human Resources

Member of the Works council

Gilles Boudin

Marie-Annick Masfrand

Philippe Bastien

Christian Granday

Auditors

Ernst & Young Audit
Represented by O. Breillot

Mazars & Guérard
Represented by F. Allilaire

**At the end of* Shareholders' Meeting *on May 7, 2008*





– hydrogen and gasification – and enables us to participate in the development of second-generation biofuels.

In research, we wanted to intensify our efforts in North America. I had the pleasure of inaugurating our new Delaware Research and Technology Center, the DRTC, in the United States last June. Over the long term, this center will bring together over 150 researchers from this region rich in talent.

Finally, in October, the celebration of 100 years of Air Liquide's presence in Japan marked a new historic step for the Group. With 2,800 employees and over half the revenue generated by the Group in the Asia-Pacific zone,

A targeted and regular acquisition program


AIR LIQUIDE

Homecare: leader in Europe, a position taken in China




Japan is a strategic market for Air Liquide and a platform for all the Group's technologies in Asia.
So, the 2007 year has just ended with many significant achievements and advances for our Group and I very much want to congratulate our teams on these performances.

First quarter revenue in 2008 was right in line with this trend and permitted us to maintain our growth goals for 2008.

These results and our Company's future prospects have been recognized, and the confidence in the share has been renewed, as shown by the 13.2% increase of our stock price over the year 2007. This can be compared to a 1.3% rise for the CAC 40 index over the same period.

This has led your Board to propose at the end of this meeting, provided that the corresponding resolution is approved, the allocation of one bonus share for every 10 shares held, as of June 9, 2008.

dynamic that will enable us to reach our medium-term growth objectives.
All our activities grew significantly in 2007.

The Industrial Merchant activity grew by 4.8%, in line with medium-term objectives of 4–6%. In 2007, growth was driven by the Americas and Asia, and particularly propelled by emerging Asian countries.

Despite a limited number of start-ups in 2007, Large Industries still increased by +7.1%. The many start-ups scheduled for 2008 and 2009 will pull growth up to our medium-term objectives. The development of emerging economies and hydrogen are this activity's primary growth levers.

Electronics was marked by record growth in Asia in the second semester. This growth was bolstered, in particular, by the buyout of minority interests in our Asian joint ventures.

Healthcare performed well, especially in homecare, strengthened by the Group's acquisitions policy.

By geographical area:

Europe experienced good growth in all activities. In Large Industries, special mention should be made of the startup of a major unit in Russia mid-year. This event marked the start of the Group's development in an important market where we were not yet present in Gas and Services.


Growth in all activities...
AIR LIQUIDE
Industrial Merchant
Healthcare
Electronics
Large Industries
+4.8%
+7.1%
+16.6%
+8.7%
0%
5%
10%
15%
20%
* Comparable growth excluding impact of currency and natural gas

Revenue from the Americas was mainly driven by Industrial Merchant's good activity level.

There was double-digit growth in Asia, which reflects strong development in emerging markets (+24.2%), notably China, and recovery in Japan (+6.8%), a more mature market.

Our rigorous operating management and the continuation of our efficiency programs have enabled us to significantly improve our Gas and Services margins to 18.1%.


Europe
Americas
Asia-Pacific
Europe
Americas
Asia-Pacific
+5.8%
+4.6%
+14.5%
0%
5%
10%
15%
* Comparable growth excluding impact of currency and natural gas

We are just behind Praxair and ahead of Air Products and Linde.

And now we'll examine our cash flows.

As for resources, funds provided by operations from our activities are very solid at more than 2 billion euros, an increase of 19% in 2007.

The distribution rate to shareholders has remained high, at 50% and the dividend rose by 12.5%.
The year 2007 was particularly rich in investments, which more than doubled. This included 1.4 billion euros in industrial investments and 1.3 billion euros in acquisitions.

As forecast, net debt increased in 2007 from 1.2 billion euros to 4.7 billion euros, bringing net debt to an equity ratio of 72%, a level comparable to that of our competitors.

The Group's financial solidity has allowed us to keep an A rating, which guarantees good conditions for financing an ambitious investment program of 10 billion euros between 2007 and 2011.

Remuneration of Company officers and termination payments

In the 2007 Reference document you will also find very complete information on the remuneration policy applicable to the members of the General Management and the remunerations effectively paid to the Company officers.

I would like to remind you that two quality criteria have been rigorously and constantly applied for many years to determine the variable remunerations of the Company officers: the increase in the Group share of net profit and the return on capital employed after taxes. In 2007, the two set objectives were reached. The quality criteria are detailed in the report.

In accordance with the stipulations of the law of August 21, 2007, referred to as the "TEPA" law in France, termination payments are henceforth subject to performance conditions. This is equally true for the compensatory indemnity for loss of retirement, approved by the Board in the event of termination of duties before the age of 55 on the Company's initiative and granted under certain conditions.

I would like to draw your attention to the great transparency and the coherence of the performance criteria that were defined by your Board in this context. In both cases, the Board was concerned with ensuring a minimum return on capital at least 2 points above the average weighted cost of capital for the Company.

The Board's work

In 2007, your Board of Directors met five times with an attendance rate of over 94%. Apart from monitoring day-to-day management, it particularly focused last year on the Group's industrial strategy, investments, financial policy and shareholding strategy.

Resolutions

AIR LIQUIDE

- **Fifteenth resolution**
  - **Authorization, under certain conditions, to issue free share subscription warrants in the event a public offer is launched on the company.**
- **Nineteenth resolution**
  - Capital increases reserved for members of Company or Group savings plans
- **Twentieth resolution**
  - Share capital increases reserved for a category of beneficiaries

Several resolutions being proposed to you aim at authorizing your Board to continue the actions undertaken in this same framework.
In the 15th resolution, the Shareholders' Meeting is asked to authorize the Board to issue shareholders, under certain conditions, free share subscription warrants, in the event of a public offering on the Company.

Your Board of Directors would like to reassert its conviction that performance remains the best way to preserve the Company's value. However, it believes that in the event of a public offering, the possibility of issuing such warrants is a mechanism that can better guarantee the interest of all the shareholders. The purpose of this mechanism is to induce the initiator, within a strict time frame, to improve the terms of its offering, and especially its price, if this price is deemed insufficient. This is, of course, strictly regulated by the law and the general regulations of the AMF (Financial Markets Authority).

Were such a capital issue to occur, the allocation of free warrants would give each shareholder a share subscription right proportionate to the number of shares he/she holds. This right would not give rise to a listing.
Any shareholder who might subscribe to these shares, under the conditions determined by the Company, could benefit through share buybacks if the initiator of the buy-back extends its offer to all the shares after capital issue.

It must be pointed out that these warrants would become null and void in the event of failure, withdrawal or lapsing of the offering or any other possible competitive offering. The number of emitted warrants would be limited to the number of shares comprising the share capital at the moment of their issue. The nominal amount of the capital increase that would result from the exercise of these warrants would be capped at 50% of the share capital. This authorization could only be used by the Board of Directors at the time of any offer made within 18 months of the vote on the present resolution.

Why is your Board proposing this resolution to you today? Principally because we conducted an in-depth study on the changes that have occurred in the forms of shareholding over the last few years, and a comparative analysis of international practices, in particular those of our direct competitors as well as large international companies. This measure permits your Company to be on equal footing with a number of large international companies and to guarantee a long-term vision in the Company's management. It preserves the values that the Group has held since its beginnings.

I would now like to come back to the 19th and 20th resolutions, concerning capital increases reserved for employees.
The operations reserved for employees have contributed considerably to strengthening their motivation and heightening their feeling of belonging to the Group. We believe that it is desirable to continue to develop the initiated policy. The proposed resolutions make it possible to provide more flexibility to the formulation of subscription offers that could be made to the Group's employees in France and abroad.

The other resolutions are more standard and permit notably the financing of the Company. Resolution 18 proposes the allocation of one bonus share for every 10 shares held, as of June 9, 2008. This will apply to shareholders who hold shares or who will have bought shares the close of business on June 6, 2008.

Air Liquide contributions

- Saving energy: accelerating our efforts
- **Non CO_2 emitting energies: developing alternatives**


Photovoltaics


Biofuels


H_2 energy

of plants – that is, stems and leaves, making it possible to conserve the edible parts for food.

The use of hydrogen as a clean energy carrier is also extremely promising, as our film "Hydrogen Planet" showed you. Used in a fuel cell, hydrogen does not emit any pollutant since it only generates water. Nevertheless, in 2030, fossil fuels will still represent 75% of all the energy used.

Air Liquide contributions

- Saving energy: accelerating our efforts
- Non CO_2 emitting energies: developing alternatives
- **Fossil fuels: optimizing the transformation**

H_2


Sulfur removal

O_2


CO_2 capture and storage

We must therefore, and this is our third approach, help optimize the transformation of these fuels. Hydrogen lightens petroleum products that are heavier and heavier and oxygen enables coal to be gasified. Our technologies also allow us to capture CO_2, a molecule we all know well. Air Liquide technologies are therefore called on to play a major role in removing pollution from fossil fuels. These technologies are part of what we call, in the broad meaning of the term, clean technologies.

Here are two examples.

The hydrogen Air Liquide produces is used in desulfurizing crude oil. This makes it possible to avoid worldwide the emission of a quantity of sulfur oxide equal to twice what is emitted each year in a country like France.

Using oxygen instead of air in electricity plants that run on coal makes it possible to concentrate CO_2 in the fumes produced via combustion. This facilitates recovery and sequestration in the subsoil. For each of these power plants, the amount of CO_2 that will not be discharged into the air is 7 million tonnes. Two major projects are now underway to demonstrate this technology.

Your Group therefore has real legitimacy in accompanying the world's evolution toward cleaner energies.

This legitimacy brings with it the responsibility of opening up new and more sustainable industrial approaches. We plan to assume this responsibility in all the geographic zones where we operate and in all the sectors where we contribute our know-how. We have a role to play in traditional, alternative and renewable energies in all these areas. The current complex energy context is a phenomenal breeding ground of opportunities for Air Liquide and the development of our technologies.

It is up to us to take advantage of them: today, by supplying our customers with the hydrogen they need to eliminate sulfur from fuels, tomorrow, with oxygen, by transforming heavy hydrocarbons into fuels and after tomorrow, with all of hydrogen's potential for directly producing energy in a fuel cell.

By meeting the current energy challenges, we are doing much more that just aiming for economic success. We are assuming our industrial responsibility in such a way as to help shape the world of tomorrow, which will enable us to keep developing your Group in its second century of existence.

principally situated in the South and the East of the planet, customers change identity, currencies and interest rates are set at different levels.

All these changes will lead to a new industrial and economic balance in the world, totally different from that of the last 20 years.

For your Group, they represent a tremendous field of development: we have calculated that in revenue terms the market should grow by an additional 20 billion euros by 2012, which is a market growth of +7% to +8% a year.

Having taken note of these transformations, we carried out an analysis of each market and the corresponding risks and opportunities.



Dynamic trends for gas markets
AIR LIQUIDE
Market growth of +7 to 8% per year
Emerging economies
> +10% per year
Middle-East and Africa
Eastern Europe
South America
Asia-Pacific excluding Japan
Developed economies
+5% per year
North America
Western Europe
Japan
Market expansion of
€20bn
by 2012
* Air Liquide estimates

New growth ambitions for revenue have been set: +8% to +10% average growth per year. These objectives, which will lead to doubling the size of the Group in 7 to 8 years, will rely on both the growth of the markets and efficient management to guarantee a return on capital employed after taxes of 11% to 12%.

Nearly 10 billion euros in investments will be approved over five years to stoke this growth.

Anticipating the necessary changes, we created a new organization that combined the World Business Lines and local operating responsibilities at the start of 2007. Thanks to this organization, there has already been a significant increase in the number of projects reviewed and decided on, bringing the industrial and financial investment decisions in 2007 to a total of 3 billion euros.

Our objective is to be the recognized industry leader.

The leader is the one that, beyond its size, opens up new markets, attracts new talent, provides new solutions and new products to its customers. It is also the one that fully plays its role vis-à-vis society, that maintains sustained operating and financial performances over the long term and that develops a vision of the future for the company, its employees and its shareholders.

Group new momentum.

Strategy

To meet our objectives, we have reviewed our strategy to make it stronger and more decisive in this new environment.

This strategy is based on the experience acquired in our core businesses, and on a long-term vision of the company.

It is a growth strategy that is above all organic, internal, through the geographic extension and expansion of our two flagship gases, oxygen and hydrogen, which will unquestionably be the drivers of growth in the years to come. This internal growth will also be done through the introduction of new products or new technologies. I am thinking, in particular, for example, of synthesis gases, intermediaries for chemicals or energy, new therapeutic gases, especially based on xenon, new molecules for electronics, and many others. This internal growth will be strengthened by external growth, carried out on a case-by-case basis because many markets are still very fragmented. The acquisition of Scott Specialty Gases in the United States (in 2007) and homecare companies in Germany, the United Kingdom and China are excellent examples of this.



Investments gain pace
AIR LIQUIDE
World Business Lines created in 2007
Number of projects reviewed
392
271
+45%
Number of investment decisions
152
109
+40%
2006 2007
Investment decisions totalling €3bn made in 2007

Four priority tracks have been defined: building leadership positions, driving innovation, delivering efficiency and developing our talents.

1st track: Building leadership positions

Starting with the five major trends that drive demand, we have identified the key sectors that will be

Designing and manufacturing plants and equipment at target costs, by relying on standardization, batch production and innovation.

At the moment when we are envisaging investing about 10 billion euros over five years, each 1% gained on capital expenditures represents 100 million euros in savings, the equivalent of two standard size oxygen production plants!

b) Efficiency

In 10 years, the size of the Company has doubled, hence a certain disparity of industrial facilities and information systems. This gives us the opportunity to continue improving efficiency, which is all the more necessary as the costs of energy and inflation have recently been on the rise.

In the framework of ALMA, four main tracks will be developed:

First, making technical facilities reliable, optimizing maintenance and energy consumption.

Then, standardizing and pooling purchasing. This is now possible in Asia through the acquisitions we made last year.

Next, managing procurement and flows by means of technological tools.

Last, making sales forces efficient by using the most recent software.

All these measures will make it possible to boost productivity gains already reaped over the last 10 years, which are demonstrated by a constant improvement in margins, from 13.4% in 1997 to 15.2% in 2007. The sound use of our capital and the increase in efficiency will let us better finance our growth and maintain return on capital employed between 11% and 12%.



An integrated program to change our trajectory
AIR LIQUIDE
ALMA
Gaining momentum
Capital
Goal
Growth
Direct Performance Impact
ROCE
Assets
Cash
Costs
Productivity
Growth +8 to 10%
Key projects
Support
Adapting our business models
Managing our human resources
Cultural transformation
Communication

c) Growth

Profitable growth is obviously the principal issue at stake. It means further increasing the acceleration of growth results begun during the last decade. The major trends of the future have been taken on board by teams and turned into concrete projects in the main zones:

In China, Teng Fei, which means "rapid expansion", has been launched. This project plans for investments of over €300 million a year, with annual recruitment of 500 to 600 people. New steel mills, chemical plants, refineries and semiconductor units now make up a large part of the demand.

In India and Russia / Eastern Europe, equivalent projects – Vijay and Eurus, are being set up by experienced managers deployed to these sites.

In Western Europe, innovations in cylinder gases like the TOP range have been introduced. In addition, market authorization for LeNOXe in anesthesia in several European countries is a real first and enables us develop thanks to the remarkable properties of xenon.

Last, the radical change in the energy situation has modified the strategy of oil-exporting or oil-consuming countries. I am thinking of the Middle East, Canada with its tar sands, the United States with refining and oxycombustion, which employs the principle of oxygen combustion to produce energy while making it possible to capture and sequester CO_2 when the time comes.

Once the momentum has been built, you need to sustain it. That is the rationale behind our four support projects, which are essential to ensuring success in pursuing our our ambitions.

a) Adapting our business models

Whether through the size of our projects, the appearance of new types of partnerships, the consolidation of customers, the outsourcing phenomena, or the growing use of the Internet, our markets are changing and we must adapt our management models. They must also be made more accessible so that employees can compare what they are doing to "best in class" within the Group, worldwide.

b) Cultural transformation

Whether in emerging or advanced economies, capturing growth means being the first to spot trends, to offer solutions, to introduce innovation.

So that each individual can anticipate and take action in today's environment, which is more reactive and often very different from what we have previously been used to, we must have principles of action that are clear and known by everyone. The safety and environment culture must be strengthened and project management methods strictly followed. This is the kind of cultural transformation that we have planned to introduce.

c) Managing our human resources

Doubling the size of the company in just a few years means raising the question of how to gather the required skills to roll out worldwide at a time when the demographic pyramids are reversing.

The Group's sustainable development mission is based on these themes: the mission is to develop products, solutions and technologies that contribute to increasing economic wealth, but also to preserving Air, the Earth and Life.

For this reason, we thought it important to emphasize the role that your company plays not only economically but also in the sphere of human and social relations in the environments in which it operates. With this in mind, we decided to create the Air Liquide Foundation at the start of 2008.

The chosen themes will be related to scientific research in two areas: the environment and in particular, the preservation of our atmosphere, and secondly, respiratory function.

Moreover, the mobilization of our employees in the countries where the Group is present and has expertise will make it possible, through close physical proximity, to support micro-initiatives such as education, emergency action, and entrepreneurship.
This Foundation will be up and running this summer and will have a budget comparable to that of the corporate foundations of other major French companies.

The Air Liquide Foundation

AIR LIQUIDE

Main themes

Environment

Scientific research into protection of the atmosphere



Health



Scientific research into the human respiratory system
(medical, diving, space, sport)

Micro-initiatives

Local programs in areas where the Group is present



Sustainable development also means value creation for shareholders. In this context, we have undertaken a new initiative to bring the Company and its shareholders even closer together, to make its core businesses better known and to offer our shareholders more direct services and contacts. This has been done through the opening of the "Shareholders' Reception Lounge".

The reason we undertook this initiative is because we believe that it is through trust, dialogue and loyalty that real relationships are built in the long run between a company and its shareholders. Your attachment to the company is invaluable, enabling the company to build a real industrial strategy over the long term.

It is the reason why we can ensure consistent performance and remuneration, whether it's over 1 year, 10 years, 20 years or 30 years.

Innovating in shareholder relations

AIR LIQUIDE



The new Shareholders' Reception Lounge opened in early 2008

You will feel at home with Us

Ladies, Gentlemen, dear Shareholders, at the dawn of a new period of growth, your Group is continuing its journey, as you can see, with optimism and determination!

Air Liquide has doubled in sized in 10 years, between 1997 and 2007, going from 6 billion euros in revenue to 12 billion euros. Its market capitalization more than doubled from 10.5 billion euros to 24.3 billion euros.
Our new ambition is to double in size again, in a stronger dynamic and by leading the race.
With your trust, we will surely succeed.

All the teams are motivated to achieve this goal.
However, in the context of a volatile stock market and a major free float, the Board wished to study the mechanism for share subscription warrants (BSA).

After an in-depth examination of the situation vis-à-vis our competitors and other large international companies, we wanted to put Air Liquide on an equal footing and give the Board full negotiating powers in the case of a public offering. The BSA mechanism was introduced in France by law in 2006. It can only be applied if the purchaser is subject to the same rules of behavior as Air Liquide during a public offering. To some extent, the BSA mechanism reestablishes reciprocity.

Your Board would only apply this mechanism if an offer is judged unfavorable to the interests of the Company and its shareholders, and after having consulted experts in the relevant fields.

Question n° 3
Air Liquide and hydrogen

"3-1 What does Air Liquide plan to do to develop the use of hydrogen for land motor vehicles, especially for trucks that are heavily dependent on diesel oil? Don't you think you should communicate more on this subject and deconstruct the myth of the dangers of hydrogen?

3-2 Why haven't Air Liquide, Alstom and SNCF [French railroad company] created an experimental service to build an 'electric-hydrogen' locomotive instead of an electric-diesel locomotive?"

3-3 Air Liquide has planned mobile hydrogen service stations for General Motors in the United States and in Shanghai.
Are there projects in the works for France? If so, in what region? In what form?
Linde and Total are setting up a hydrogen service station in Berlin. Why hasn't Air Liquide done anything like this in Paris?"

Benoît Potier

Hydrogen is an energy source that makes it possible to reduce greenhouse gas emissions, of which 20% come from transportation.

Within the category of transportation, private cars represent 60% of emissions, truck transportation 25% and other means (air, rail, maritime) 15%.

This explains why most of the studies and prototype testing are related to private cars or captive fleets like buses. Air Liquide is coordinating several of these projects, for example:
the HYCHAIN Project, which develops and tests small, hydrogen-powered vehicles (minibuses, utility vehicles, scooters) in four European countries,
the BALISE Project, which provides power via fuel cell technology to isolated sites such as mobile telephone towers that are not connected to an electrical network.
Moreover, we are conducting studies in the rail transportation sector, notably to compare fuel cell solutions and alternative solutions such as the electrification of lines (used, for example, by diesel-powered locomotives).
As for truck transportation, we've carried out feasibility studies on hydrogen propulsion, depending on the required level of power.

The Air Liquide Group supplied five hydrogen service stations to General Motors to serve the 100 hydrogen vehicles deployed in Los Angeles, New York and Washington. These vehicles fill up their hydrogen tanks as quickly as traditional vehicles.

When will there be a hydrogen station in Paris? We already have one in Grenoble. To justify a hydrogen service station, you need to have vehicles to fill.
And today, the large fuel cell development programs for hydrogen vehicles are mainly coordinated by foreign makers in the United States, Germany and Japan.
In 2006, Air Liquide had already set up temporary filling stations for the Michelin Bibendum Challenge, including a notable one on the Champ de Mars, at the foot of the Eiffel Tower.

Question n°4
Air Liquide and the Trilateral Commission

"We know that Mr. Potier is a member of the Trilateral Commission, an international club of financiers and politicians mostly financed by its members, who are heads of companies.
What benefit does Air Liquide get out of belonging to the Commission, which sees itself as creating a world made up of large economic units, managed by an 'arranged' entente?"

Benoît Potier

The Trilateral Commission is made up of members who come from extremely diverse backgrounds, including company directors, university professors, politicians, union representatives and NGOs.

the Lurgi operation for the same amount and for that, instead of using your cash flow, you used debt.
So I would like to understand the financial logic behind this decision because it had a negative impact on the balance sheet (a few dozen million euros). This was therefore not an optimization of the balance sheet."

Benoît Potier

I made those comments on the 15th resolution. It is obvious that the Board would bring in expert opinions and we would have the best communication possible with our shareholders so that we could, in complete transparency, justify our decisions. I completely agree with the spirit of what you said on the 15th resolution.

As for the question on margins and being behind Praxair, I think that it was the first company to implement rather major efficiency programs. It applied an American method called Six Sigma, and it benefited from the fact that it operates on a completely homogenous territory. Praxair has a very strong base in the United States, so it applied very efficient programs on a single concentrated territory, which gave it an edge over its competitors in terms of margin. I can use Air Liquide's situation in Europe as a parallel example, which has the added complexity of managing 27 countries, making the situation quite different. Nonetheless, we have margin improvement objectives, as I said earlier, in the framework of the ALMA project.

In regard to share buybacks and financial logic, at a time when we are expanding and are increasing the Group's growth, there is always a certain logic to share buybacks, in the optimization of the cost of capital. What I mean is that in fact, the average cost of capital is the result of share equity and debt: when you have a major differential between the cost of debt and the cost of share equity, you are led to play on this balance.

After analyses and examinations, we estimated that we were slightly behind our two competitors in terms of share buybacks (and thus the optimization of the equity/debt equilibrium), which could lead to a difference in share pricing. We thought about the situation and decided to slightly narrow this gap. The share buyback policy is exercised in a very reasonable manner. I confirm that Air Liquide's number one objective is to ensure the financing of its growth.

Question n°7
Bonus share allocation

"I've been a shareholder for 14 years and this is the first time I've come to the General Shareholders' Meeting as I'm now retired. My question is the following: you propose the allocation of one bonus share for every 10 shares held in the month of June. I wanted to know what the added value is for us, the shareholders. I'm interested in the share price and dividends. During an earlier General Shareholders' Meeting organized by one of your directors, who is at the table, he told us that share allocation didn't contribute any added value to the shareholders. Without having a course in economics, I'd like to understand if there's an interest in it for us."

Benoît Potier

Thank you for this question, which recurs quite often. It's true that we often have to explain this. Well, arithmetically, the answer that we gave you is completely valid. That is, in the end, you divide the value of the Company into a slightly greater number of shares, which does not affect the Company's value. We've tried to think about the reason why most of our individual shareholders really like this measure. I think it's mainly because it makes is possible to make "a little bit of money" off the shares; you, the shareholders, are in a position to slightly optimize your taxation and your capital gains at the end of the year. For those of you who wish to have extra income in the form of cash, a bonus share is above all a way to preserve your capital without touching it. Second, even if the value of the capital is slightly reduced the day when we allocate the bonus share, gradually, this capital takes its original value. It is therefore a way of giving our shareholders more flexibility. I think that our shareholders rather like this measure. In fact, each year at this Meeting, there is a lot of applause, and I can tell you that we get the same reaction at all the regional Shareholders' Meetings. A great many of you have told us that this measure addresses your concerns. That is why we keep it and regularly propose it to all our shareholders.

Question n°8
Sustainable development and National Education

"Regarding sustainable development, you've provided some very interesting outlines. I would like to mention the national education system, since I'm still teaching 11th and 12th grade, despite my age.

My question is very simple: I just wanted to know what the category 'other debts', which increased by 800 million euros in the corporate financial statements, corresponds to."

Benoît Potier

I have noted your observation. We are going to review the way we are organized and check with our service providers, in particular, so that everything arrives on time. We are certainly going to move up the publication dates of our documents for next year. That decision has already been made.

Concerning the increase in the Group's debts, they mainly correspond to the acquisitions we've made. We had two types of investments in 2007: industrial investments, that is, plants that correspond to new contracts, and about 1 billion euros that correspond to acquisitions we made to buy out the minority interests we had in Japan and Singapore. This explains the increase in debt and what you found in the consolidated financial statements. So there is a completely clear allocation.

Question n°11
Individual shareholding

"Among all the figures the shareholders are given, there is one that I look at every year with a lot of interest: that is, the percentage of individual shareholders. It is very high, but unfortunately, is on a slight downward trend. I think that it's very important and it is why I'm a loyal shareholder and plan to stay one, because, in most CAC companies, for example, the number of individual shareholders is very low. In fact, when the General Shareholders' Meeting opens, the chair already holds 80 to 90% of the blank proxies. So I wonder if we can talk about democracy under such conditions, and if the General Shareholders' Meetings of a lot of our competing companies aren't just a mockery. I would like to congratulate you and I hope you'll continue the campaigns you've done, to encourage other people to become private shareholders."

Benoît Potier

I obviously completely share your opinion on individual shareholding and the weight it represents at Air Liquide. The slight decrease you were able to observe from 38% to 37% is a matter of rounding off. So we did, for this year, at the end of 2007, what we call a Share with an Identifiable Holder, that is, an in-depth analysis of the shares that we could identify in terms of shareholding, setting a tolerance level of zero. In other words, we tried to identify all the shareholders, which is relatively rare, and requires considerable work. We slightly improved the precision with which we measured the individual shareholder rate between last year and this year. But what I can tell you is that the average number of shareholders has varied very little. We monitor this figure with a great deal of attention and we gave ourselves the objective of maintaining and increasing the percentage of individual shareholders in the Company. We are practically the only ones in the CAC to exceed 15% of individual shareholding. Our situation is unique, but just the same, we think that is a form of long-term shareholding that suits the Company very well. As I told you, it is a major asset for Air Liquide to be able to rely on this trust between the shareholder and the Company. So we are going to continue to promote individual shareholding.

As for the campaigns, we launched them at the end of last year, splitting the value of the stock in half, and we saw an improvement should be one word share liquidity. We now have more shares traded every day, which is a good thing, since it strengthens share liquidity. This split also made it possible to attract new generations of shareholders. We are going to continue along these lines, notably by using communication to increase the potential number of individual shareholders in the Group.

Question n°12
Registered shareholding

"During the last L'Oréal Shareholders' Meeting, Sir Lindsay Owen-Jones announced to the individual shareholders that the L'Oréal Group was going to pay 50 euros in banking fees to pass from an agency-managed account to a direct registered account. Could you envisage a similar course of action?"

Benoît Potier

It is an option and we will examine it. We have an objective, which is to promote, as much as we can, registered shareholding. We think that being a direct registered shareholder presents a certain number of advantages, since you reduce management costs and have a direct relationship with us.

The point that is often raised by our shareholders is the fact that some of them have their shares in Stock Savings Plans and that we are not authorized to manage these kinds of accounts, because only financial intermediaries have this authority.

three years, and it isn't our intention to reach this amount on personnel expenses. Our objective is to increase the number of Group employees in the sectors where this will be necessary. Our major challenge today is growth, but also to find talent for the future. So this is not a reduction objective. Of course, the sectors, geographies and market situations are different, but overall, we are in a growth situation.

Question n°18
Breton warrants

"Are the 'Breton warrants' a sign of the Group's weakness or are they enough to deal with a hostile attack? Why were you against them last year? What is the capital dilution for the shareholders?"

Benoît Potier

It isn't a sign of weakness by any means. I think that the Group and Board's thinking was an in-depth reflection on the transformations of shareholding forms and the comparative situation between Air Liquide and large international companies. Based on this reflection, we came to the conclusion that making this proposal was good for the shareholders. Next, for the second part of the question, I would answer that it isn't an absolute protection and moreover, it's not designed to be. It is a measure that gives the Board the capacity to represent you, in a timely way. The schedule is extremely strict. In the event of a takeover offer, the Board has 35 days to consult the shareholders and provide their response. We considered that holding a General Shareholders' Meeting within the 30 days following the filing of a takeover offer would not only ensure that you were all represented but also allow the Board to act calmly. This mechanism enables us to deal with this type of situation in complete serenity.

Next, why were we opposed to it last year? We didn't express ourselves explicitly, but simply said that it was too soon. We were in 2007, and the law had only been in force for a year. We therefore preferred to take our time and reflect, in order to conduct the necessary comparative studies. By doing this analysis, we were led to change our opinion.

Finally, for the last part of this question, I would say that the mechanism is a little complicated. I'm completely aware of that and it isn't simple to explain it quickly. But I would say that the current shareholders would be very well informed, and much better off, if we were led to apply this measure. I remind you that it is above all a dissuasive measure, that is, it makes it possible to avoid takeover offers that might undervalue your Company.

Question n°19
Switching to direct registration and shareholders club

"Hello, I'm an individual shareholder and I'd like to ask you two questions: I am, to be exact, at the BNP (Banque Nationale de Paris), and for several years I've been trying to put my CAC 40 securities into direct registered form and the bank has always refused to do so. Couldn't I work directly with the Air Liquide Group, for example, and the other CAC 40 companies?

Next, would it be possible to have a club for shareholders, like other companies do?

Lastly, I'd like to thank you for the exhibition which explains the Company's activities and lets me see everything you're doing."

Benoît Potier

Thank you very much. I appreciate the fact that you could take the time to visit our exhibition area. It think it's a very good thing and we're going to repeat this experiment and give you, when you come to the AGM, the chance to spend a few minutes learning about our core businesses and talking with our teams.

As for the shareholders' club, that's a question that we've often been asked. We just created this space and we plan to make it "come alive" by finding initiatives to bring the shareholders and our businesses closer together. So, does a shareholders' club respond to this initiative? Maybe! We've already studied and envisaged it, but at the moment, we haven't gone any further. However, we could pick the matter up once again, when looking at initiatives to bring the Group and its shareholders closer. I've taken note of this and we are going to discuss it again with the Shareholders' Communication Committee.

For your problem about moving to direct registered shareholding, it is unfortunately recurrent – a certain number of shareholders are having the same problem. I have two comments: first, if you like, you can fill out the form that you were given in the Shareholders' Guide and give it to your bank. With this form, the bank has to transfer you from intermediary registered shareholding to direct registered shareholding. Second, if you'd rather get help from someone in our Shareholder Services, feel free to meet one of them at the end of the Meeting.

Throughout its history, Air Liquide has demonstrated that this is not part of its philosophy.

You're correct in saying that this performance makes the Company attractive and it is up to us to do what is necessary so that this attractiveness is maintained and that it is given its proper value in the form of a high share price. It's the best protection we have for the future.

Question n°23
Capital distribution between institutions

"I read in an article that Eurazeo has taken a 5.6% share in Air Liquide, and I have another document that says 12%."

Benoît Potier

The accurate figure is 5.6%, as you mentioned. I'm not very sure what this 12% means!

Question n°24
Our competitors

"What would possibly be Air Liquide's interest in being the 'predator' instead of the 'prey' of Praxair or Air Products? What would that bring you in terms of synergy?"

Benoît Potier

If there weren't any competition authorities in the world, I think that your Company would be interested in a buyout. Unfortunately, the industry is dominated by five main actors (two American, two European and one Japanese), which represent nearly 70% of the industrial gas market. As a result, the competition authorities in the United States, Europe, and even Asia, would not permit this type of acquisition. It's a dream, but unfortunately one that can never be realized considering the conditions.


AIR LIQUIDE





AIR LIQUIDE
VOTE
DES RÉSOLUTIONS
Assemblée Générale 2008
Première résolution
101 535 768
Pour
97,38 %
1 501 642
Contre
1,44 %
1 233 642
Abstention
1,18 %
Dont V.P.C
Pour
C/A
47 853 957
1 497 878
Adoptée



AIR LIQUIDE
AIR LIQUIDE

Extraordinary resolutions

Fourteenth resolution

Cancellation of shares purchased by the Company via a reduction in capital

Resolution adopted by 98.60% of votes cast

Fifteenth resolution

Delegation of authority to the Board of Directors to grant free share subscription warrants in the case of a takeover offer for the Company

Resolution adopted by 68.60% of votes cast

Sixteenth resolution

Delegation of authority, for a period of 26 months, to increase share capital via the issuance of ordinary shares for a maximum nominal amount of 250 million euros

Resolution adopted by 97.85% of votes cast

Seventeenth resolution

Delegation of authority, for a period of 26 months, to increase the issuance amount of ordinary shares in the event of oversubscription

Resolution adopted by 96.16% of votes cast

Eighteenth resolution

Delegation of authority, for a period of 26 months, to increase share capital by incorporating share premiums, reserves, profits and more in order to grant bonus shares to shareholders for a maximum amount of 250 million euros

Resolution adopted by 98.49% of votes cast

Nineteenth resolution

Delegation of authority, for a period of 26 months, to perform capital increases reserved for members of Company or Group savings plans

Resolution adopted by 95.90% of votes cast

Twentieth resolution

Delegation of authority, for a period of 26 months, to increase capital reserved for a category of beneficiaries

Resolution adopted by 96.11% of votes cast

Ordinary resolutions

Twenty-first resolution

Powers for formalities

Resolution adopted by 98.72% of votes cast



Reception Lounge

is open from **9 a.m. to 6 p.m.**, **Monday** to **Friday**.
75, quai d'Orsay – Paris 7th
(Metro Alma-Marceau or Invalides, RER Pont de l'Alma)







OUR space is YOUR space



Join the Committee!

Like every year, the Committee will renew the term of office of one-third of its members. We would like to thank the members who are leaving the Committee for their active contribution during these past three years of work.

If you would like to join the Shareholders' Communication Committee, please send your completed application form before **August 31, 2008** to the following address:

Air Liquide
Philippe de Saint-Ours
Director Shareholder Services
75 Quai d'Orsay
75321 PARIS cedex 07

You can download the application from online on the Group's website www.airliquide.com, Shareholders' section, or request it via e-mail at: *shareholders@airliquide.com*



Committee meeting on January 31, 2008 presided by Benoît Potier Chairman and CEO

AIR LIQUIDE

informations

Paris, le 23 juillet 2008

Déclaration des transactions sur actions propres du 8 au 11 juillet 2008

Conformément à la réglementation relative aux rachats d'actions, Air Liquide déclare les transactions suivantes sur actions propres :

Achats directs			
Séance de bourse	**Nombre de titres**	**Prix moyen pondéré**	**Montant**
8 juillet	9.113	82,90 €	755.443,09 €
9 juillet	800	82,97 €	66.376,00 €
10 juillet	10.000	82,92 €	829.183,00 €
11 juillet	20.000	81,80 €	1.635.968,00 €
Total sur la période	**39.913**	**82,42 €**	**4.242.750,00 €**
Achats dans le cadre d'un contrat avec un établissement financier*			
Livraison du 10/7/08	**Nombre de titres**	**Prix moyen pondéré**	**Montant**
Période d'achat 17 juin/10 juillet	**202.218**	**84,07 €**	**17.000.000,00 €**

*** Communiqué en date du 16 juin 2008 disponible sur www.airliquide.com**

****

*Avec plus de **40 000 salariés** dans **75 pays**, Air Liquide est **leader mondial** des gaz industriels et médicaux et des services associés. Grâce à des **solutions innovantes** s'appuyant sur des **technologies** sans cesse renouvelées, Air Liquide produit des gaz **issus de l'air (oxygène, azote, argon, gaz rares...) et d'autres gaz comme l'hydrogène**. Le Groupe contribue ainsi à la fabrication de **nombreux produits de la vie quotidienne** : bulles dans les boissons gazeuses, atmosphères de préservation pour les aliments emballés, oxygène pour les hôpitaux et les patients soignés à domicile, gaz ultra purs pour fabriquer des semi-conducteurs, hydrogène pour enlever le soufre des essences...*

*Air Liquide contribue à **la préservation de la vie** et s'inscrit dans une démarche de **développement durable**. Créé en 1902, Air Liquide développe avec ses actionnaires des relations de **confiance** et de **transparence**, dans le respect des principes de **gouvernance d'entreprise**. Depuis la publication des premiers comptes consolidés en 1971, le Groupe a maintenu une **croissance forte et régulière de ses résultats**. En 2007, son chiffre d'affaires s'est élevé à **11 801 millions d'euros** dont près de 80 % hors de France. Air Liquide est coté à la Bourse de Paris et membre des indices CAC 40 et Eurostoxx 50 (code ISIN FR 0000120073).*

Pour tout renseignement complémentaire, merci de contacter :

Service Actionnaires
Bernard Giroux ☎ **+ 33 (0)1 40 62 54 42**

Relations Investisseurs
Virginia JEANSON ☎ **+ 33 (0)1 40 62 57 37**

www.airliquide.com

AUTORITÉ
DES MARCHÉS FINANCIERS

AMF

FORMULAIRE DE DÉCLARATION

La présente déclaration n'a pas fait l'objet d'un contrôle de l'AMF.
Elle est établie sous la responsabilité exclusive du déclarant.

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ

1. DÉNOMINATION SOCIALE DE LA SOCIETE L'AIR LIQUIDE S.A.

2. IDENTIFICATION DU DÉCLARANT

POTIER Benoît
Président-Directeur Général

3. DESCRIPTION DE L'INSTRUMENT FINANCIER

Actions .... ☐
Autres types d'instruments financiers ...... ☒

4. NATURE DE L'OPÉRATION

Acquisition .... ☐
Cession .... ☐
Souscription .... ☐
Échange .... ☐
Exercice de stock-options .... ☒
Autres types d'opération .... ☐
Précisez :

5. DATE DE L'OPÉRATION 08/07/2008

6. LIEU DE L'OPÉRATION NYSE Euronext PARIS

7. PRIX UNITAIRE 56,09 €

8. MONTANT DE L'OPÉRATION 1.682.700 €

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE
Adresse : 75 Quai d'Orsay – 75007 PARIS
Téléphone : 0.800.16.61.79
Fax : 01.40.62.54.65

FILE NO. 82-5224

NOTICES



CORPORATE EVENT NOTICE:	Augmentation du nombre d'actions en circulation **L'AIR LIQUIDE**
PLACE:	Paris
AVIS N° :	PAR_20080716_02629_EUR
DATE:	16/07/2008
MARCHÉ:	Euronext Paris

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 86.727 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Euronext Paris à partir du 18/07/2008.

Ancien nombre de titres en circulation:	260.590.375
Nombre de titres à admettre:	86.727
Nouveau nombre de titres en circulation:	260.677.102
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE:	Increase of the number of outstanding shares **L'AIR LIQUIDE**
LOCATION:	Paris
NOTICE:	PAR_20080716_02629_EUR
DATE:	16/07/2008
MARKET:	Euronext Paris

Increase of the number of outstanding ordinary shares

86.727 new ordinary shares issued by L'AIR LIQUIDE, immediately assimilated with the existing ordinary shares, will be listed on the market Euronext Paris as of 18/07/2008:

Old number of outstanding shares:	260.590.375
Number of shares to be listed:	86.727
New number of outstanding shares:	260.677.102
Reason:	Exercise of options

AUTORITÉ DES MARCHÉS FINANCIERS

AMF

FORMULAIRE DE DÉCLARATION

La présente déclaration n'a pas fait l'objet d'un contrôle de l'AMF.
Elle est établie sous la responsabilité exclusive du déclarant.

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ

1. DÉNOMINATION SOCIALE DE LA SOCIETE L'AIR LIQUIDE S.A.

2. IDENTIFICATION DU DÉCLARANT

POTIER Benoît
Président-Directeur Général

3. DESCRIPTION DE L'INSTRUMENT FINANCIER

Actions .... ☒
Autres types d'instruments financiers ...... ☐

4. NATURE DE L'OPÉRATION

Acquisition .... ☐
Cession .... ☒
Souscription .... ☐
Échange .... ☐
Exercice de stock-options .... ☐
Autres types d'opération .... ☐
Précisez :

5. DATE DE L'OPÉRATION 09/07/2008

6. LIEU DE L'OPÉRATION NYSE Euronext PARIS

7. PRIX UNITAIRE 82,55 €

8. MONTANT DE L'OPÉRATION 2.476.500 €

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE
Adresse : 75 Quai d'Orsay – 75007 PARIS
Téléphone : 0.800.16.61.79
Fax : 01.40.62.54.65

« Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs à l'AMF. »

FILE NO. 82-5224

Paris, July 30, 2008

Middle East: US$200 million investments coming to fruition



Corporate Communication
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Air Liquide in the Middle East

Air Liquide is present in **Egypt, Lebanon, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates** where the Group has established its headquarters for Middle East region.

With **350 employees** in the Middle East, Air Liquide has invested US$300 million over the 2002-2007 period and **will invest a further US$1 billion in the Persian Gulf region over the next five years.**

Middle Eastern countries have double digit **rates of GDP growth, leading to growth in the industrial gas market exceeding +20% per year.** Industrial markets in the zone, such as petrochemicals, chemicals, metals and food, require increasing quantities of industrial gases.

Air Liquide announces that the development of its business in the Middle East is accelerating, as investments totaling around US$200 million are coming to fruition.

Shuaiba Oxygen, Air Liquide's subsidiary in **Kuwait** (a partnership with Kuwait Cryo) has supplied since the start of July, the new petrochemicals plant **Equate** (co-owned by the group Dow and the Kuwaiti company Petrochemical Industries Company - P.I.C.) with **oxygen, nitrogen and compressed air**. This new air separation unit near Kuwait City, has production capacity of 1,500 tonnes of oxygen per day.

GASAL, Air Liquide's subsidiary in **Qatar** (a partnership with Qatar Petroleum and QIMCO) has just commissioned two new air separation units. The Mesaieed unit (40 km south of Doha), commissioned last April, supplies the **Qatar Steel Company** (QASCO), a leading steel producer in the Middle-East, with **oxygen and nitrogen**. This unit also supplies five other customers in the industrial basin, through GASAL's pipeline system.

The second air separation unit, commissioned early July in the industrial basin of Ras Laffan, supplies **nitrogen** to the **Ras Laffan Olefins Company** (RLOC), a subsidiary of Qatar Petroleum, Chevron-Phillips and the Total group.

Air Liquide Egypt has just commissioned a new **carbon dioxide** production unit in Aboukir, to serve the food and soft drinks markets, currently undergoing strong development. This is a new step in the industrial development of the Group which has been present in Egypt since 2002, meeting the growing gas needs of industrial customers.

Air Liquide Sohar Industrial Gases (ALSIG), Air Liquide's subsidiary in the **Sultanate of Oman** (a partnership with Oman Refinery Company, Mohsin Haider Darwish and Omzest) will begin supply **nitrogen** to **AOL** (Oman Aromatics) in



AIR LIQUIDE

RECEIVED RECEIVED

Paris, August 4 2008

Strong growth in revenue and profit in 1st half 2008

Double-digit growth in diluted EPS: +10.6%



First half highlights

- **Good performance** in all activities, particularly in **Large Industries** and **Industrial Merchant**
- **New contracts**: **hydrogen** in Singapore and the Netherlands, **oxygen** in China and South Korea
- **1st results of the synergies with Lurgi:** hydrogen project in the Netherlands developed with **Lurgi's** technology and teams
- **Many start ups** of new units, particularly in the **Middle East**
- Strengthened positions in **Electronics**: new contracts (South Korea and China), investments in the production and supply of silane, acquisition (ultra-pure fluids)
- **Innovation in Healthcare**: over 100 operations with the **LENOXe** (xenon anaesthetic) in France in 2008 and over 1,000 in Germany since 2007

Upcoming event

3rd quarter revenue:

Thursday October 23 2008

Contacts

Corporate Communication

Anne Lechevranton
+33 (0)1 40 62 50 93
Corinne Estrade-Bordry
+33 (0)1 40 62 51 31

Investor Relations

Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Key figures for 1st half 2008:

		published	*excluding currency*	*comparable**
Group revenue	**€6,370 m**	***+13.2%***	***+16.7%***	***+8.3%***
including Gas & Services	€5,343 m	*+8.8%*	*+12.6%*	*+9.5%*
Operating Income Recurring	**€950 m**	***+11.0%***		
Net profit	**€601 m**	***+8.1%***	***+11.3%***	
Diluted earnings per share (EPS)	**€2.30**	***+10.6%***		

** on a comparable basis: excluding impact of currency, natural gas and the Lurgi acquisition scope effect*

Air Liquide's Board of Directors, chaired by Benoît Potier, Chairman and CEO, met on 1st August 2008 and reviewed financial statements for the first half of 2008.

1st half 2008 **Group revenue** reached **€6,370 million**, up **+13.2%** on the previous year (+16.7% at constant exchange rates).

The Group's 1st half growth includes a record second quarter for the **Gas & Services** activity up **+9.9%** comparable, after continuous acceleration in 2007 and a high level in the 1st quarter 2008. This growth results from a combination of strong demand for hydrogen and ramp-ups of new units in **Large Industries** in Europe and Asia, very good progress in **Industrial Merchant**, a **Healthcare** business which continued to show strong growth, and sustained sales in **Electronics**, following several quarters of outstanding growth.

The execution of the **ALMA program** has advanced significantly. ALMA enables the Group to gain momentum by focusing on capital productivity, cost efficiency and enhanced growth. The performance of the Group in the 1st half 2008 shows that Air Liquide is on track with the ALMA objectives.

The **Gas & Services operating income recurring margin** continues to increase, by more than 40 basis points, excluding natural gas impact, to **18.0%**. **Group Net profit** is **€601 million**, up **+11.3%** at constant exchange rates.

Commenting on the 1st half 2008, **Benoît Potier, Chairman and CEO of the Air Liquide group**, stated:

"The growth in sales of +13.2%, the increase in Gas & Services recurring operating margin and the strong growth in diluted earnings per share of +10.6% in the first half of 2008 illustrate the strength of Air Liquide's business model, for long term sustained growth.

Given the economic and financial situation in 2008, the momentum generated by the ALMA program is a significant asset for Air Liquide. Thanks to better execution and greater focus of our actions, ALMA should allow us to continue this accelerated growth and improved competitiveness.

In this context, we remain confident in the ability of Air Liquide to achieve double-digit growth in 2008 net profit at constant exchanges rates."

www.airliquide.com



Paris, July 24, 2008

Electronics: Long Term Silane Supply Agreement with REC

Silane (monosilane, SiH_4) is a high purity gas and a key material used in the manufacturing of semiconductors, flat panel displays and photovoltaic products. The global market is growing at more than 25% per year thanks particularly to the booming demand in the solar panel market.

Air Liquide is today the world leader for Silane with more than 35% market share. This leadership is based on a strong position in the complete supply chain from production in Japan and sourcing from the USA through regional filling and analysis centers to total gas service teams for customers.

Air Liquide has just signed a new long-term supply agreement with Renewable Energy Corporation (REC). REC is also a global leading manufacturer of Silane, especially for its own polysilicon production needs. Under the terms of this contract, Air Liquide will source a sizeable part of its Silane requirements from REC.

In a worldwide context where demand for Silane could exceed supply capacity in the coming years, Air Liquide has signed this major sourcing agreement which doubles its access to Silane, while keeping the ambitious 2000 tons per year production expansion program with its partner Denal. Despite market pressures, this dual and balanced sourcing policy will allow Air Liquide to serve its customers and partners worldwide.

Christophe Fontaine, Vice-President Electronics Air Liquide Group, declared: ***"This new Silane supply agreement with REC in the USA, combined with our production expansion in Japan, demonstrates again Air Liquide's commitment to provide reliable and differentiated global Silane supply solutions to our customers. This strategic partnership, which complements our investment in Electronics Material Centers in Asia, confirms our global leadership in ultra pure Silane."***

Contacts :

Corporate Communication
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31
Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Air Liquide Electronics
Caroline La
+ (886) (0)2 66 17 8963
Air Liquide in Japan
Shun Toyoyama
+ (81) 3 3536 2642

Air Liquide Electronics

With **3,000 employees** and **€944 million** sales in 2007, Air Liquide Electronics has activities in **ultra-pure** and **specialty gases**, **new molecules**, **related equipment** and **customized services**.
The Electronics division management is based in Tokyo to enhance its proximity to the booming semiconductor market in Asia.

*With more than **40,000 employees in 75 countries**, Air Liquide is **the world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2007 totaled **11,801 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

AIR LIQUIDE

informations

Paris, 4 Août 2008

Informations relatives au nombre total de droits de vote et d'actions prévues par l'article L.233-8 II du code du commerce et de l'article 223-16 du règlement général de l'Autorité des Marchés Financiers

Déclaration du mois de juillet 2008

A la date du :	Nombre d'actions composant le capital	Nombre théorique des droits de vote (y compris actions auto-détenues)	Nombre réel de droits de vote (déduction faite des actions auto-détenues)
31 juillet 2008	**260 696 795**	**260 696 795**	**259 699 031**
Déclaration du mois précédent juin 2008			
30 juin 2008	**260 590 375**	**260 590 375**	**259 853 612**

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*Avec plus de **40 000 salariés** dans **75 pays**, Air Liquide est **leader mondial** des gaz industriels et médicaux et des services associés. Grâce à des **solutions innovantes** s'appuyant sur des **technologies** sans cesse renouvelées, Air Liquide produit des **gaz issus de l'air (oxygène, azote, argon, gaz rares...) et d'autres gaz comme l'hydrogène**. Le Groupe contribue ainsi à la fabrication de **nombreux produits de la vie quotidienne** : bulles dans les boissons gazeuses, atmosphères de préservation pour les aliments emballés, oxygène pour les hôpitaux et les patients soignés à domicile, gaz ultra purs pour fabriquer des semi-conducteurs, hydrogène pour enlever le soufre des essences...*

*Air Liquide contribue à **la préservation de la vie** et s'inscrit dans une démarche de **développement durable**. Créé en 1902, Air Liquide développe avec ses actionnaires des relations de **confiance** et de **transparence**, dans le respect des principes de **gouvernance d'entreprise**. Depuis la publication des premiers comptes consolidés en 1971, le Groupe a maintenu une **croissance forte et régulière de ses résultats**. En 2007, son chiffre d'affaires s'est élevé à **11 801 millions d'euros** dont près de 80 % hors de France. Air Liquide est coté à la Bourse de Paris et membre des indices CAC 40 et Eurostoxx 50 (code ISIN FR 0000120073).*

Pour plus d'information, merci de contacter:

Service actionnaires
Bernard Giroux ☎ **+ 33 (0)1 40 62 54 42**

Relations Investisseurs
Virginia JEANSON ☎ **+ 33 (0)1 40 62 57 37**

www.airliquide.com